ROYAL BANK REPORTS RECORD FIRST QUARTER 2005 RESULTS

     Except as otherwise noted, the financial information in this document is in Canadian dollars and is based on accounting principles generally accepted in the United States (U.S. GAAP). Capital ratios are based on Canadian GAAP financial information.

Highlights of first quarter 2005 results compared with the first quarter of 2004:

•	First quarter net income of $1,041 million, up $248 million or 31% from a year ago

•	Diluted earnings per share (EPS) of $1.58, up $.40 or 34%

•	Return on common equity (ROE) of 22.9%, up 480 basis points

•	Total revenues of $4,659 million, up $471 million or 11%

•	Non-interest expense down $112 million or 4%, primarily reflecting the Rabobank settlement in Q1/04

•	Total provision for credit losses of $108 million, versus a recovery of $28 million a year ago (reflecting a $150 million reversal of the general allowance in Q1/04)

•	Tier 1 capital ratio of 9.2%

TORONTO, February 25, 2005 - Royal Bank of Canada (RY on TSX & NYSE) announced record quarterly net income of $1,041 million in the first quarter ended January 31, 2005, up $248 million or 31% from the same period a year ago. Diluted EPS were $1.58, up $.40 or 34%. ROE was 22.9% compared to 18.1% for the same period a year ago.

     Commenting on the results, Gordon M. Nixon, President & CEO, said, “We enjoyed strong performance in all our business segments this quarter largely due to results from our revenue growth initiatives and cost control efforts, as well as continued low interest rates and healthy economic, capital market and credit environments.”

     Under Canadian GAAP, net income was $979 million, up $193 million or 25% from the same period a year ago, and diluted EPS were $1.50, up $.32 or 27%.

     Total revenues in the first quarter were up $471 million or 11% from a year ago. Revenues were higher in all segments, reflecting strong loan and deposit growth in both Canada and the United States, higher volumes in our disability insurance business (which now includes the Canadian operations of Provident Life and Accident Assurance Company or UnumProvident), wider margins and better mortgage product pricing in the United States and solid contributions from our equity underwriting, mutual fund, retail foreign exchange and credit card activities. These factors more than offset a $100 million reduction in revenues due to the strengthening of the Canadian dollar against the U.S. dollar.

     Non-interest expense decreased $112 million or 4% from a year ago, largely reflecting costs incurred in the first quarter of 2004 related to the settlement of a dispute with Cooperatieve Centrale Raiffeisen-Boerenleenbank, B.A. (Rabobank), net of a related reduction in compensation and tax expense, and a $60 million decline in expenses due to the appreciation of the

Table of contents
1	Quarterly highlights
2	President & Chief Executive Officer’s message
3	Performance compared to objectives
4	First quarter business highlights
4	About Royal Bank of Canada
5	Management’s discussion & analysis
5	RBC overview
6	Selected consolidated financial information and other highlights
7	Business overview
8	Consolidated results
10	Adoption of significant accounting policies
10	Business segment results
16	Balance sheet highlights
17	Capital management
18	Liquidity management
18	Credit risk management
19	Market risk management
20	Appendix A
21	Caution regarding forward-looking statements
22	Interim financial statements — U.S. GAAP
29	Interim financial statements — Canadian GAAP
38	Shareholder information

2     ROYAL BANK OF CANADA     FIRST QUARTER 2005

Canadian dollar relative to the U.S. dollar. These factors more than offset an increase in variable compensation expenses resulting from greater revenues and costs related to the expansion of our sales forces.

     The total provision for credit losses was $108 million in the first quarter of 2005 compared to a recovery of $28 million a year ago, which reflected a reversal of $150 million of the general allowance for credit losses.

     Compared to the fourth quarter of 2004, net income was up $537 million, and diluted EPS were up $.82. This largely reflects strong revenue growth of $261 million or 6%, last quarter’s business realignment charges of $192 million and a goodwill impairment charge of $130 million and a decline this quarter in non-interest expense of $120 million or 4%. The strong revenue growth reflected higher fixed income and foreign exchange trading, higher loan volumes in Canada and the United States, and increased equity underwriting activities, better mortgage product pricing in the United States and greater investment management, brokerage and mutual fund revenues. The lower non-interest expense stemmed from our strong cost management efforts, which were reflected in lower expenses in a number of areas including professional fees, marketing expenses and occupancy costs.

     At January 31, 2005, the Tier 1 capital ratio was 9.2%, compared to 9.3% in the first quarter of last year and 8.9% in the fourth quarter of 2004, while the Total capital ratio was 12.7% versus 12.9% a year ago and 12.4% a quarter ago.

PRESIDENT & CHIEF EXECUTIVE OFFICER’S MESSAGE

I am pleased to report that we delivered very strong results in our three business segments leading to record net income of $1.04 billion this quarter. Our heightened efforts to grow revenues and control costs are beginning to deliver results. We also continue to benefit from low interest rates, a strong economy, a benign credit environment and healthy capital markets.

     Revenue growth was impressive throughout our operations, as we enjoyed increased loan and deposit volumes in both Canada and the U.S., strong results from our disability insurance business and better equity underwriting and mutual fund revenues. Market shares in many of our key products continue to rise.

     We also did a better job at controlling our costs. Our non-interest expense was down 4% from the previous quarter. The aggressive actions taken towards the end of 2004 to reduce costs have started to show results.

Performance review

Our performance in the first quarter, compared to our objectives for the year, is shown on page 3. We performed very well in most areas. Earnings growth and ROE objectives were exceeded, with both in excess of 20%. Revenue growth of 11% exceeded our objective of 6-8% and our expense control objective of less than 3% was met. Portfolio quality and capital management objectives were also met. Though our valuation moved to the second quartile of the S&P/TSX Composite Banks Index from the third quartile last quarter, it did not meet our objective of being in the first quartile. We also did not meet our dividend payout objective in light of the higher level of earnings this quarter. However, we have not changed our objective for the full year.

     Canadian Personal and Business segment’s first quarter 2005 earnings increased $80 million or 14% from a year ago. This was largely driven by a 10% increase in revenues caused by growth in our disability insurance business, greater loan and deposit volumes, increases in mutual fund sales and capital appreciation, which drove higher fees, and higher revenues associated with retail foreign exchange activity and credit card transactions. The specific provision for credit losses declined $20 million, reflecting continued strong credit quality in our business portfolio. Non-interest expense was 4% higher due largely to the addition of branch and other sales staff and higher advertising and marketing costs in support of our volume growth.

     U.S. and International Personal and Business segment’s first quarter earnings increased by $36 million or 56%, largely as U.S. Banking net income rose $27 million from a year ago despite a $35 million gain ($21 million after-tax) from the sale of our merchant acquiring card portfolio in the first quarter of 2004. U.S. Banking revenues increased due to better mortgage pricing, volume growth and wider margins in loans and deposits. Strong cost management and branch closures at RBC Mortgage contributed to lower non-interest expense, while favourable economic conditions and higher levels of secured lending resulted in a slightly lower provision for credit losses.

     Global Capital Markets’ record first quarter earnings were $61 million or 32% higher than last year’s first quarter earnings, reflecting an 8% increase in revenues caused by stronger equity underwriting activity and improved returns from our structured transactions group and our private debt and equity businesses. Non-interest expense decreased by 15%, largely reflecting last year’s Rabobank settlement costs. However, the provision for credit losses was higher this quarter due to a reversal of the general allowance and higher recoveries in last year’s first quarter.

Top priorities

Our top priorities for 2005 are:

1)	Improving revenue growth, by meeting more of our clients’ needs

2)	Enhancing efficiency and effectiveness so that we can provide better value and service to clients

3)	Generating better returns from our U.S. and International Personal and Business segment

We made significant progress on all of these in the first quarter.

     In our Canadian Personal and Business segment our objectives are to provide integrated client solutions for all life stages, deliver a superior client experience by simplifying structures and operations, increase front-line capacity and enhance our distribution channels. These are intended to result in a better customer experience and revenue growth.

     Our new U.S. and International Personal and Business segment’s structure has increased accountability, allowed our businesses to be managed dynamically and enabled them to work better together. This, combined with a number of revenue

ROYAL BANK OF CANADA     FIRST QUARTER 2005     3

and cost initiatives, should lead to better performance, which we have already started to realize.

     Our Global Capital Markets segment serves institutional, corporate and large commercial clients around the globe, and has substantial operations in the U.S., Europe and Asia. We want to grow revenues in this segment by retaining our leadership in all sectors of the Canadian investment banking business, expanding our mid-market U.S. business, investing in our U.S. fixed income and structured products businesses, and continuing to expand our global footprint in trading, structured products and selected niche businesses.

     One of the important ultimate objectives of realizing these priorities is to restore our share valuation. Through most of the last decade we have delivered strong returns to our shareholders, and it is our objective to regain our valuation leadership and deliver top quartile total shareholder returns.

     I would like to acknowledge the contribution of our people throughout the past quarter and their efforts towards serving our clients better and retaining our position as one of North America’s great companies.

Gordon M. Nixon
President & Chief Executive Officer

PERFORMANCE COMPARED TO OBJECTIVES

	2005 objectives	Q1 2005 performance

1. Valuation
Maintain top quartile valuation levels:
• Share price/book value:	1st quartile of S&P/TSX Composite Banks Index	2nd quartile of S&P/TSX Composite Banks Index (1)

• Share price/earnings:	1st quartile of S&P/TSX Composite Banks Index	2nd quartile of S&P/TSX Composite Banks Index (2)

Share price growth:	Above S&P/TSX Composite Banks Index	Above S&P/TSX Composite Banks Index

2. Earnings growth
Grow diluted earnings per share by:	20%+	34%

3. Return on common equity (ROE)
Achieve an ROE of:	18-20%	22.9%

4. Revenue growth
Achieve revenue growth of:	6-8%(3)	11%

5. Non-interest expense control
Limit expense growth to:	Less than 3%	(4)%

6. Portfolio quality
Achieve a ratio of specific provisions for credit losses to average loans and acceptances:	.35-.45%	.11%(4)

7. Capital management
Capital ratios (5):	8-8.5% Tier 1 capital ratio 11-12% Total capital ratio	9.2% Tier 1 capital ratio 12.7% Total capital ratio

8. Dividend payout ratio (6):	40-50%	34%

(1)	Computed by us on January 31, 2005, based on book values at October 31, 2004.

(2)	Computed by us on January 31, 2005, based on analysts’ average diluted EPS estimates for 2005.

(3)	Based on our expectation of an average Canadian dollar value of US$.80 in 2005.

(4)	A $52 million transfer of the allocated specific allowance to the allocated general allowance during the quarter decreased this ratio by .12%.

(5)	Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).

(6)	Common dividends as a percentage of net income after preferred dividends.

4     ROYAL BANK OF CANADA     FIRST QUARTER 2005

FIRST QUARTER BUSINESS HIGHLIGHTS

Key first quarter 2005 announcements, product enhancements and recognition for each of our business segments are as discussed below:

Canadian Personal and Business

Sale of Liberty Insurance Services Corporation

•	On December 31, 2004, we completed the sale of Liberty Insurance Services Corporation, our third-party insurance administration business, to IBM Corporation. The divestiture enables RBC to focus on core life insurance businesses in the U.S.

Product enhancements

•	During this quarter, RBC Asset Management achieved more than $1 billion in long-term net sales for the first time in its history. In January, we launched the RBC O’Shaughnessy International Equity Fund, developed by well-known investment manager and author Jim O’Shaughnessy. The RBC O’Shaughnessy International Equity Fund is the fourth in the RBC O’Shaughnessy series, available to investors in Canada exclusively through RBC Asset Management.

•	During the quarter, we introduced the RBC Principal Protected Dow 10SM LEOSTM (Liquid Equity Option-linked notes) aimed at risk-averse retail investors looking to expand their portfolios with U.S. blue chip equity returns. The product’s returns are linked to the Dow 10 IndexTM, which comprises the 10 highest dividend-yielding equities in the Dow Jones Industrial AverageTM. The product offers investors 100% principal protection and is fully RRSP-eligible without counting against the 30% allowable foreign content in an investor’s RRSP portfolio.

U.S. and International Personal and Business

Product enhancements

•	RBC Centura achieved 8% overall deposit growth during the quarter, reaching a record US $10 billion in total deposits for the first time in its history. The launch of RBC Centura’s Bonus Plus Money Market Account, a new product featuring a highly competitive rate and total liquidity plus an attractive platform for deepening existing client relationships and acquiring new households, contributed to deposit growth. Retail deposits grew 5% for the quarter, or US $482 million.

Business expansion

•	RBC Centura expanded its presence in Florida through the opening of four new branches in the first quarter. Three of the new locations — Tampa, Seminole and Port Charlotte — marked our retail banking entry into these markets and support RBC’s Snowbird strategy. The fourth new location marked our seventh branch in the greater Orlando area. These new branches bring RBC Centura’s total number of Florida banking centres to 34 and are among the 15 new branches planned for fiscal 2005.

•	RBC Centura’s commercial real estate lending group closed US $147 million in business this quarter, resulting in net growth of US $75 million, with further commercial loans in process. Most recently, RBC Centura refinanced one of the largest real estate deals in Raleigh, NC, with US $105 million refinanced through Archon Financial/Goldman Sachs.

•	In the Latin American market, RBC continues to expand with a new Global Private Banking office opened in Porto Alegre, Brazil. With a local presence in Argentina, Venezuela and Uruguay, RBC enjoys a strong brand and corporate reputation throughout the region. In a Euromoney magazine survey released in January 2005 (incorporating annual data as of June 2004), RBC’s Global Private Banking group ranked as the number three private bank in Brazil and number four in the Americas.

Global Capital Markets

Major transaction

•	Global Capital Markets underwrote Telus Corporation’s $2.24 billion sale of the remaining stock owned by Verizon Communications Inc. According to Bloomberg, this was the largest equity deal in the world during December 2004.

Product enhancement

•	In January, Global Capital Markets joined Standard & Poor’s (S&P), CIBC World Markets and the Toronto Stock Exchange (TSX) to create Canada’s first independent fixed income index. Launch of the new S&P/TSX Canadian Bond Index (Index) is scheduled for the second quarter of 2005 and, once launched, the Index will serve as a leading benchmark for fixed income portfolios, and further pave the way for the development of bond index-linked investment vehicles.

Industry leadership

•	In January, Bloomberg reported that Global Capital Markets was the top underwriter in 2004 for Canadian equities. According to the data compiled by Bloomberg, we led 50 equity transactions — almost double the number in 2003 — raising $4.7 billion. Global Capital Markets was also the top firm for government and corporate debt, solidifying RBC’s status as the world leader in Canadian dollar-denominated debt.

ABOUT ROYAL BANK OF CANADA

Royal Bank of Canada (TSX, NYSE: RY) uses the initials RBC as a prefix for its businesses and operating subsidiaries, which operate under the master brand name of RBC Financial Group. Royal Bank of Canada is Canada’s largest bank as measured by market capitalization and assets, and is one of North America’s leading diversified financial services companies. It provides personal and commercial banking, wealth management services, insurance, corporate and investment banking, and transaction processing services on a global basis. The company employs approximately 60,000 people who serve more than 12 million personal, business and public sector clients through offices in North America and some 30 countries around the world. For more information, please visit rbc.com.

ROYAL BANK OF CANADA      FIRST QUARTER 2005      5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS FOR FIRST QUARTER 2005

This discussion and analysis of our financial condition and results of operations is provided to enable a reader to assess material changes in our financial condition and results of operations for the three months ended January 31, 2005, compared to the corresponding period in the preceding fiscal year. It is based on financial information prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and has been prepared in accordance with Item 303 of Regulation S-K under the Securities Exchange Act of 1934. Except as noted in the supplemental discussions, this discussion and analysis would not contain material differences if based on financial information prepared in accordance with Canadian GAAP. Capital ratios are computed based on Canadian GAAP information. This management’s discussion and analysis is dated February 25, 2005. All dollar amounts are in Canadian dollars, unless otherwise specified.

Additional information relating to Royal Bank of Canada, is available free of charge on our website at rbc.com, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s website at sec.gov.

RBC OVERVIEW

ROYAL BANK OF CANADA (TSX, NYSE: RY) uses the initials RBC as a prefix for its businesses and operating subsidiaries, which operate under the master brand name of RBC Financial Group. We are Canada’s largest bank as measured by market capitalization and assets, and one of North America’s leading diversified financial services companies. We provide personal and commercial banking, wealth management services, insurance, corporate and investment banking, and transaction processing services on a global basis. We employ over 60,000 people who serve more than 12 million personal, business and public sector clients through offices in North America and some 30 countries around the world. For more information, please refer to our 2004 Annual Report or visit rbc.com.

Realignment and Client First Initiative

Effective November 1, 2004, we realigned our organizational structure, resources and processes to meet the financial needs of our clients more effectively across all of our businesses. As part of the realignment, our five prior business segments were realigned into three business segments structured around client needs and geographic location. All other enterprise level activities that are not allocated to these three business segments are reported under our fourth segment, Corporate Support. This new management structure is the basis on which we report our segmented information. Each of our new business segments is detailed below. Coincident with our realignment, we launched our Client First Initiative, which comprises activities to find new ways to generate stronger revenue growth, and streamline our organization for faster decision-making, quicker implementation and better productivity.

Canadian Personal and Business

The Canadian Personal and Business segment consists of our banking and investment businesses in Canada and our global insurance businesses.

     These businesses provide financial solutions to over 11 million individuals and small and medium-sized business clients in Canada. The financial products and services offered consist of deposit and investment accounts, debit and credit cards, mortgages and other loans, life and non-life insurance, and financial, investment and transactional services.

     The distribution capabilities combine multiple proprietary and non-proprietary channels including a network of bank branches, business banking centres, financial planners, mobile sales representatives, automated banking machines, telephone and Internet channels and independent insurance brokers.

     Personal is focused on meeting the needs of our individual clients at every stage of their lives through a wide range of products including personal lending (mortgages, home equity financing, lines of credit and credit cards), deposits, investments (brokerage, asset management and financial planning), and insurance (home and auto, travel, life and health).

     Business offers a wide range of lending, deposit, transaction and investment products to address the needs of our small and medium-sized business clients and includes our reinsurance business.

U.S. and International Personal and Business

The U.S. and International Personal and Business segment consists of our banking and retail brokerage businesses in the U.S., banking in the Caribbean and Bahamas, and private banking internationally. This segment consists of Banking and Wealth Management.

     Banking is comprised of RBC Centura, RBC Mortgage, and Caribbean and Bahamas banking. It offers a broad range of personal and business banking products in the U.S., Caribbean and Bahamas, and a mortgage origination business in the U.S.

     Wealth Management is comprised of certain activities of RBC Dain Rauscher (excluding the fixed income business, which is reported in Global Capital Markets as part of our wholesale fixed income business) and Global Private Banking. In the U.S. we offer investment, advisory, and asset management services to individuals, and clearing and execution services to small and mid-sized independent broker-dealers and institutions. Internationally, we offer private banking, trust, investment management and investment advisory solutions to high net worth clients.

Global Capital Markets

Global Capital Markets provides a broad range of financial products and services to corporations, governments and institutional clients in North America and offers specialized products and services globally. Our products include debt, equity, and investment banking, credit, money markets, foreign exchange, commodities and alternative assets. Across all our product areas, we provide clients with a broad offering of financial services including advisory, origination, sales and distribution, structuring, analytics, research, trading and execution, custody and investment administration services, and correspondent banking. Global Capital Markets also undertakes proprietary investments and trading. Global Capital Markets consists of Global Markets, Global Investment Banking and Equity Markets and Other.

6     ROYAL BANK OF CANADA     FIRST QUARTER 2005

     Global Markets consists of global debt (including the fixed income business of Dain Rauscher, as noted above), money market, foreign exchange, derivative, alternative assets, private debt and equity, and proprietary trading businesses.

     Global Investment Banking and Equity Markets includes corporate and investment banking (including the strategic lending portfolio), and equity sales and trading businesses.

     Other consists of custody and investment administration services, correspondent banking services, commercial banking, research, the non-strategic lending portfolio and centralized management associated with the segment’s lending portfolios.

Corporate Support

The Corporate Support segment is comprised of our operations and technology groups, corporate treasury and other corporate functions. These groups and functions primarily incur costs that are allocated to the respective operating segments based on methodologies outlined in “Business Segment Results”. The reported results for this segment largely reflect activities that are undertaken for the benefit of the organization and are not allocated to the business segments. These activities may include transactions undertaken for the management of liquidity, capital, risk or strategic purposes.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER HIGHLIGHTS

				Change
	For the three months ended			January 31, 2005 vs.
	January 31	October 31	January 31	October 31		January 31
(C$ millions) except per share amounts	2005	2004	2004	2004		2004

Total revenues	$4,659	$4,398	$4,188	6%		11%
Non-interest expense (NIE)	2,661	2,781	2,773	(4)%		(4)%
Provision for credit losses	108	97	(28)	11%		n.m.
Insurance policyholder benefits, claims and acquisition expense	348	423	338	(18)%		3%
Business realignment charges	2	192	—	(99)%		n.m.
Goodwill impairment	—	130	—	n.m.		n.m.
Net income before income taxes	1,540	775	1,105	99%		39%
Net income	$1,041	$504	$793	107%		31%

Key ratios
Earnings per share (EPS) — diluted	$1.58	$0.76	$1.18	108%		34%
Return on common equity (ROE)(1)	22.9%	11.0%	18.1%	1,190	bp	480	bp
Return on risk capital (RORC)(2)	36.7%	17.1%	28.4%	1,960	bp	830	bp
Net interest margin (NIM)(3)	1.53%	1.53%	1.52%	—		1	bp
Efficiency ratio (4)	57.1%	63.2%	66.2%	(610	)bp	(910	)bp
Capital ratios (5)
Tier 1 capital ratio	9.2%	8.9%	9.3%	30	bp	(10	)bp
Total capital ratio	12.7%	12.4%	12.9%	30	bp	(20	)bp
Average common equity (1)	$17,850	$17,850	$17,150	—		4%
Average risk capital (2)	11,150	11,450	10,950	(3)%		2%
Selected balance sheet data
Total assets	$452,318	$447,682	$442,444	1%		2%
Securities	136,548	127,496	137,863	7%		(1)%
Consumer loans	128,773	127,476	120,859	1%		7%
Business and government loans	50,740	48,223	55,142	5%		(8)%
Deposits	280,351	271,575	265,874	3%		5%
Employees (full-time equivalent)	61,915	62,566	60,673	(1)%		2%
Segments — net income
Canadian Personal and Business	$658	$452	$578	46%		14%
U.S. and International Personal and Business	100	(137)	64	n.m.		56%
Global Capital Markets	253	201	192	26%		32%
Corporate Support	30	(12)	(41)	n.m.		n.m.
Total net income	$1,041	$504	$793	107%		31%

Impact of specified items
General allowance reversal	—	$25	$150
Business realignment charges	$(2)	(192)	—
Goodwill impairment	—	(130)	—
Tax impact of specified items	1	$58	$(53)
Rabobank settlement (after-tax and other settlement costs)	—	—	(74)
Total impact on net income from specified items	$(1)	$(239)	$23

	Q1 2005 vs.
Impact of U.S. vs. Canadian dollar translation	Q4 2004	Q1 2004

Total revenues	$(55)	$(100)
Non-interest expense	30	60
Net income	$(15)	$(25)

EPS — diluted	$(0.02)	$(0.04)

Average USD equivalent of C$1.00	.827	.792	.765
Period end USD equivalent of C$1.00	.806	.821	.755

(1)	Average common equity and the Return on common equity is calculated using month-end balances for the period. For a further discussion refer to “Performance measures” and to Appendix A for reconciliation.

(2)	Average risk capital and the Return on average risk capital are non-GAAP financial measures. For a further discussion refer to “Performance measures” and to Appendix A for reconciliation.

(3)	NIM is calculated as Net interest income divided by Average assets.

(4)	Efficiency ratio is calculated based on Non-interest expense as a percentage of total revenues.

(5)	Calculated based on Canadian GAAP financial information using guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).

n.m.	not meaningful

ROYAL BANK OF CANADA      FIRST QUARTER 2005      7

BUSINESS OVERVIEW

This overview of the management’s discussion and analysis highlights selected information and may not contain all information that is important to the reader. For a complete understanding of trends, events, uncertainties and the effect of critical accounting estimates on our results and financial condition the entire document should be read carefully together with our 2004 Annual Report.

We reported net income of $1,041 million in the first quarter ended January 31, 2005, up $248 million or 31% from a year ago. Diluted EPS were $1.58, up $.40 or 34%. ROE was 22.9% compared to 18.1% a year ago. Increases were realized across all segments, largely reflecting strong banking revenues including better mortgage product pricing in the United States, higher revenues from our disability insurance business, which now includes the Canadian operations of Provident Life and Accident Assurance Company (UnumProvident), and higher equity underwriting fees. The increases were partially due to favourable North American business conditions (low but rising interest rates, strong North American economies, robust capital markets activity and a favourable credit environment), which resulted in increased loans and deposit volumes, stronger equity underwriting, improved U.S. margins and lower specific credit loss experience.

Canadian Personal and Business net income increased by $80 million or 14% from a year ago, notwithstanding the reversal of the general allowance that increased net income in the prior period by $49 million (after-tax). The increase is primarily due to strong volume growth and favourable loss experience, particularly in our lending, deposit and disability insurance businesses (which has included UnumProvident since May 1, 2004). Cost-containment initiatives limited non-interest expense growth to 4%, which largely reflected sales force and branch expansion and increased marketing costs in support of our growth.

U.S. and International Personal and Business net income increased $36 million or 56% (66% in U.S. dollars) from a year ago largely due to higher revenues and better returns on our banking operations. Revenues increased 2% (10% in U.S. dollars) due to better mortgage pricing, higher loan volumes and improved spread margins. Revenue in the prior period was favourably affected by a $35 million ($21 million after-tax) gain from the sale of RBC Centura’s merchant card acquiring portfolio a year ago. Strong cost management and branch closures contributed to lower expenses and improved returns.

Global Capital Markets net income increased $61 million or 32% from a year ago. This improvement was largely due to growth in our equity underwriting, and foreign exchange and equity trading businesses, which benefited from higher equity financing activities and buoyant markets. Our structured transactions businesses and private debt and equity businesses also showed improvement. This was partially offset by lower results in our fixed income trading businesses and higher revenue-based compensation.

Corporate Support net income of $30 million was mostly comprised of a net gain of $48 million ($31 million after-tax) on the sale of $1.3 billion of mortgage-backed securities (created from the securitization of government guaranteed residential mortgage loans) and a gain of $13 million on the disposition of equity investments.

Compared to the fourth quarter of 2004, net income was up $537 million. The increase reflects strong revenue growth of $261 million, last quarter’s business realignment charges of $192 million and a goodwill impairment charge of $130 million and a decline this quarter in non-interest expense of $120 million. The strong revenue growth reflected higher fixed income and foreign exchange trading, higher loan volumes in Canada and the United States, and increased equity underwriting activities, better mortgage product pricing in the United States and greater investment management, brokerage and mutual fund revenues. The reduction in non-interest expense was due to our cost management efforts, which were reflected in lower expenses in a number of areas including professional fees, marketing expenses and occupancy costs.

Net income from our total U.S. business operations in the current period was $92 million, up from a loss of $39 million a year ago, which included the $74 million Cooperatieve Centrale Raiffeisen-Boerenleenbank, B.A. (Rabobank) settlement costs, net of related reduction in compensation and tax expense. Net income from our U.S. operations was up from the loss of $92 million in the prior quarter, which largely reflected a $130 million goodwill impairment charge and business realignment charges.

At January 31, 2005, the Tier 1 capital ratio was 9.2% or 10 basis points (bps) lower from the first quarter of last year and the Total capital ratio was 12.7% compared to 12.9% a year ago or 20 bp decrease.

Canadian GAAP

Under Canadian GAAP, net income was $979 million, up $193 million or 25% from a year ago, and diluted EPS were $1.50, up $.32 or 27%. Canadian GAAP net income was $62 million lower than U.S. GAAP net income in the first quarter of 2005, due largely to differences in insurance accounting under the two GAAPs ($55 million). Please refer to Note 11 of the interim Canadian GAAP financial statements.

8      ROYAL BANK OF CANADA      FIRST QUARTER 2005

CONSOLIDATED RESULTS

The following provides a discussion of our reported results of operations. Factors that primarily relate to a specific segment are discussed in detail in the respective segment results section. In addition to providing an analysis of the current period to the comparable quarter a year ago, we have also included an analysis in comparison to the preceding quarter. We believe the inclusion of the preceding quarter is useful due to the realignment implemented in the current quarter, as a result of which certain charges were incurred in the preceding quarter.

Total revenues

The following table presents the main components of revenues:

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2005	2004	2004

Interest income	$3,857	$3,665	$3,422
Interest expense	2,086	1,916	1,769

Net interest income	$1,771	$1,749	$1,653

Investments (brokerage, investment management and mutual funds)	$798	$743	$802
Insurance (premiums, investment and fee income)	622	621	498
Banking (service charges, foreign exchange other than trading, card, credit fees and mortgage banking)	556	499	460
Trading (excluding net interest income)	428	309	427
Underwriting and other advisory	276	217	212
Other (other non-interest income, gain/loss on securities sale, and securitization)	208	260	136

Non-interest income	$2,888	$2,649	$2,535

Total revenues	$4,659	$4,398	$4,188

Q1 2005 vs. Q1 2004

Total revenues increased $471 million or 11% from a year ago. Increases were realized across all product categories, with the exception of Investments and Trading, which were flat year over year. The higher revenues largely reflect our growth initiatives and favourable North American business conditions, noted previously. These factors resulted in increased loans and deposit volumes, improved U.S. spreads and stronger equity underwriting activity, which more than offset a $100 million reduction in revenues due to the strengthening of the Canadian dollar against the U.S. dollar.

     Net interest income increased $118 million, largely driven by increased loan volumes in both Canada and the U.S. Overall margins increased 1 basis point to 153 basis points.

     Investments revenues were flat year over year as revenues from assets under administration and domestic mutual funds increased due to higher sales and capital appreciation, which were largely offset by lower brokerage revenues due to lower trading volumes.

     Insurance-related revenue increased $124 million, largely in the disability insurance business, which includes the acquisition of UnumProvident.

     Banking revenues were up $96 million, reflecting better pricing in our mortgage origination business, and growth in retail foreign exchange activity, card transaction volumes and deposit service charges.

     Trading revenues (excluding net interest income) were up $1 million reflecting gains in foreign exchange and equity businesses due to an increase in client volumes in response to U.S. dollar volatility and higher proprietary trading returns. This was largely offset by weaker results in fixed income trading, and in money market trading.

     Underwriting and other advisory revenues increased $64 million due to an increase in equity underwriting activity and higher debt origination volumes, reflecting our lead position in a large offering in the quarter and general market growth in the period.

     Other revenues increased $72 million, largely reflecting net gains of $61 million on the sale of mortgage-backed securities and the disposition of equity investments in the current period versus the realization of a $26 million loss on investments and a $25 million charge to eliminate cumulative intercompany underwriting fees recognized in the prior period. Refer to “Corporate Support” for more details.

Q1 2005 vs. Q4 2004

Total revenues increased $261 million or 6% over the prior quarter. Increases were realized across all product categories, with other non-interest income down due to strong returns on certain derivatives last quarter (refer to “Balance Sheet Highlights”). This more than offset a $55 million reduction in revenues due to the strengthening of the Canadian dollar against the U.S. dollar.

     Trading revenues (excluding net interest income) were up $119 million, reflecting strong gains in fixed income and foreign exchange businesses, partially offset by lower gains on equity trading, as the prior period benefited from gains on an underwriting position.

     Underwriting and other advisory revenues increased $59 million due to the increase in equity underwriting activity noted above.

     Banking revenues increased $57 million due to better pricing in our mortgage origination business, foreign exchange activity and growth in deposit accounts.

     Investments revenues increased $55 million with increases in brokerage and mutual fund revenue due to higher client activities and strong mutual fund sales, mainly reflecting the start of RSP season.

ROYAL BANK OF CANADA      FIRST QUARTER 2005      9

Non-interest expense

The following table presents the main components of non-interest expense.

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2005	2004	2004

Human resources	$1,721	$1,722	$1,668
Equipment and communications	374	422	357
Occupancy	183	205	179
Professional and other external services	188	223	166
Other expenses	179	193	387
Amortization of intangibles	16	16	16

Non-interest expense	$2,661	$2,781	$2,773

Q1 2005 vs. Q1 2004

Non-interest expense decreased by $112 million or 4% from a year ago, largely reflecting the Rabobank settlement costs in the prior period. Additionally, the appreciation of the Canadian dollar relative to the U.S. dollar from a year ago reduced non-interest expense by $60 million. In line with our revenue growth, we experienced higher variable compensation, benefits and salary expenses reflecting additions to our sales force and increased staff from the UnumProvident acquisition compared to the prior year. Occupancy and equipment costs and professional fees were higher reflecting additional premises occupied over last year and legal expenses relating to ongoing Enron litigation.

Q1 2005 vs. Q4 2004

Non-interest expense decreased by $120 million (4%) from last quarter. Communication and professional fees were lower reflecting the cost of specific marketing campaigns and legal expenses relating to ongoing Enron litigation incurred in the last quarter. We also began to realize the benefits of the realignment initiatives introduced late last year, as discussed in “Business Realignment Charges”. We continued our effort to streamline resources and close down redundant premises, resulting in reductions in equipment and occupancy costs. Canadian dollar appreciation relative to the U.S. dollar reduced non-interest expense by $30 million compared to the fourth quarter of 2004.

Provision for credit losses

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2005	2004	2004

Allocated specific	$53	$122	$122
Allocated general	52	(11)	(130)
Unallocated general	3	(14)	(20)

Provision for credit losses (PCL)	$108	$97	$(28)

Q1 2005 vs. Q1 2004

Total provision for credit losses was $108 million in the first quarter of 2005, an increase of $136 million compared to a year ago when a $150 million reversal of the general allowance was taken.

     The allocated specific provision for credit losses of $53 million in the quarter is the net result of $105 million in allocated specific provisions being partially offset by the transfer of $52 million from the allocated specific allowance to the allocated general allowance. The transfer resulted from the alignment of our enterprise-wide accounting treatment for the allowance for credit losses.

     The $69 million decline in total allocated specific provisions reflects the $52 million transfer to allocated general provisions and improvements in our agriculture, small business and commercial loan portfolios.

Q1 2005 vs. Q4 2004

The provision for credit losses increased by $11 million from the prior quarter when a $25 million reversal of the general allowance was taken.

     The $69 million decline in total allocated specific provisions reflects the $52 million transfer to allocated general provisions and improvements largely attributable to the small business portfolio.

Insurance policyholder benefits, claims and acquisition expense

Refer to the discussion in the “Canadian Personal and Business” segment.

Business realignment charges

In the quarter, we expensed $2 million versus $192 million in the prior quarter.

	Employee-	Premises-
	related charges	related charges	Other charges	Total charges

Realignment charges balance at October 31, 2004	$166	$13	$13	$192
Adjustments	2	—	—	2
Cash payments	(13)	(2)	(2)	(17)
Foreign exchange translation	1	—	—	1

Liability balance at January 31, 2005	$156	$11	$11	$178

10      ROYAL BANK OF CANADA      FIRST QUARTER 2005

During the quarter, we closed 10 RBC Mortgage branches and 11 RBC Centura Banks branches. We had initially planned to close the Chicago headquarters of RBC Mortgage during this quarter and transfer the operations to our Houston office. This will be completed next quarter. At January 31, 2005, the business realignment charges to be paid in future periods were $178 million. The total business realignment charges for each segment are disclosed in Note 10 of the interim financial statements. As at January 31, 2005, the majority of the premises-related costs pertained to the U.S. and International Personal and Business segment while the other charges were recorded in Corporate Support. Approximately 1,660 employee positions were identified for termination as at October 31, 2004; 455 employees were severed by January 31, 2005.

ADOPTION OF SIGNIFICANT ACCOUNTING POLICIES

U.S. GAAP

We did not adopt any new significant accounting policies during the quarter for purposes of preparing our U.S. GAAP financial statements.

Canadian GAAP

The following new significant accounting policies were adopted effective November 1, 2004 for purposes of preparing our Canadian GAAP financial statements:

Variable interest entities

We adopted Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG 15) issued by the Canadian Institute of Chartered Accountants (CICA), on November 1, 2004. AcG 15 provides guidance for applying consolidation principles to entities defined as variable interest entities (VIEs) and more commonly referred to as special purpose entities (SPEs). We determined that we would have to consolidate VIEs with assets of $3,582 million as at January 31, 2005 under AcG 15. Most of these entities, with assets of $2,542 million, were already consolidated either fully or proportionately prior to AcG 15 and as such, there was no material impact on adoption. In addition, we deconsolidated a capital trust used to raise innovative Tier 1 capital of $900 million beginning this quarter as a result of adopting AcG 15. These capital instruments are no longer reflected on our Consolidated balance sheet; instead, a senior deposit note issued to the capital trust is reflected in Deposits on the balance sheet as a result of deconsolidation. These instruments continue to qualify as Tier 1 capital pursuant to an advisory from the Office of the Superintendent of Financial Institutions (OSFI) grandfathering such treatment for existing instruments. As part of the adoption of AcG 15 we were also required to assess for consolidation multi-seller asset-backed commercial paper conduit programs (multi-seller conduits) that we administer. As described in our 2004 Annual Report on page 69A, we restructured these multi-seller conduits in 2004 and therefore, we are not required to consolidate them under AcG 15. In reaching that decision, we had to exercise judgement in applying AcG 15 to identify our variable interests and compare them with other variable interests held by unrelated parties to determine if we were exposed to a majority of each multi-seller conduit’s expected losses (EL) and expected residual returns (ERR) as defined in AcG 15. We concluded that our variable interests in these multi-seller conduits primarily result from the provision of backstop liquidity facilities, partial credit enhancement and our entitlement to residual fees. We transact “plain vanilla” derivatives with the multi-seller conduits at market rates, which we do not consider to be variable interests. Using qualitative and quantitative analysis, we calculated the EL and ERR attributable to our variable interests in each multi-seller conduit and those attributable to an unrelated third party and based on a comparison of the two we determined that we were not exposed to a majority of any of the multi-seller conduit’s EL or ERR.

Liabilities and equity

We adopted the revisions to CICA Handbook Section 3860, Financial Instruments — Disclosure and Presentation, on November 1, 2004, with retroactive restatement of prior periods. These revisions require liability classification for financial instruments that are to be settled by a variable number of our common shares upon their conversion by the holder. As a result, we reclassified as liabilities, certain preferred shares previously included in Shareholders’ equity, which were $300 million as at January 31, 2005 and certain trust capital securities previously included in Non-controlling interest in subsidiaries, which were $1,400 million as at January 31, 2005. Dividends and yield distributions on these instruments, which were shown as Preferred share dividends and Non-controlling interest in net income of subsidiaries respectively, have been reclassified to Interest expense in our Consolidated statement of income. Net income available to common shareholders and earnings per share were not impacted by these reclassifications. These instruments continue to qualify as Tier 1 capital pursuant to an OSFI advisory that grandfathers such treatment for existing instruments.

BUSINESS SEGMENT RESULTS

Effective November 1, 2004, we reorganized our previous five business segments (RBC Banking, RBC Insurance, RBC Investments, RBC Capital Markets and RBC Global Services) into three (Canadian Personal and Business, U.S. and International Personal and Business, and Global Capital Markets). The Canadian Personal and Business segment consists of Canadian banking, Canadian investments and global insurance businesses. The U.S. and International Personal and Business segment includes banking and retail brokerage in the U.S., banking in the Caribbean and Bahamas, and private banking internationally. The Global Capital Markets segment includes corporate and investment banking, securities custody and transaction processing. The fixed income business of RBC Dain Rauscher Corp., which was previously recorded in RBC Investments, is now recorded in Global Capital Markets. All other enterprise level activities that are not allocated to these three business segments are reported under our fourth segment, Corporate Support. Consolidation adjustments are also included in Corporate Support. The comparative results have been restated to conform with the new basis of segment presentation.

     Certain reporting units changed as a result of the segment realignment and therefore, we are in the process of testing our goodwill for potential impairment under our revised reporting unit structure. While we had not completed our analysis as at January 31, 2005, nothing has come to our attention to date that indicates that goodwill is impaired.

ROYAL BANK OF CANADA      FIRST QUARTER 2005      11

     Our management reporting process measures the performance of our segments based on our management structure and is not necessarily comparable with similar information for other financial services companies. Operating revenues and expenses directly associated with each segment are included in the operating segment results. We use a management-reporting model that includes various assumptions, estimates and methodologies for funds transfer pricing, attribution of capital and cost transfers, to measure business segment results. These assumptions and methodologies are continually reviewed to ensure they remain valid. Transfer pricing of funds and inter-segment transactions are generally at market rates. Overhead costs, indirect expenses and capital are attributed to the business segments based on allocation and risk-based methodologies. The capital allocation methodologies, detailed on page 58 of our 2004 Annual Report, involve a number of assumptions and judgments, are revised periodically and directly impact other measures such as business segment return on equity (ROE) and return on risk capital (RORC).

Performance measures

Management measures and evaluates the performance of our consolidated operations and each of our segments based on a number of different measures, including net income, return on average common equity (ROE) and return on average risk capital (RORC). ROE for our segments and RORC are non-GAAP measures. Refer to Appendix A for a reconciliation of the calculation of segment ROE and consolidated and segment RORC and additional information about these measures.

     Management uses ROE, at both the consolidated and segment level, as a measure of return on total capital invested in our businesses. Our quarterly ROE calculations are based on annualized quarterly net income available to common shareholders divided by total average common equity(1) for the period. For each segment average allocated common equity is based on allocated risk capital and amounts invested in goodwill and intangibles. For segment reporting purposes the unallocated common equity is reported in the Corporate Support segment. The allocation of risk capital is based on certain assumptions, judgments and models that quantify economic risks as described on page 58 of our 2004 Annual Report.

     During this quarter, management started to use RORC, at both the consolidated and business segment level, to measure returns on capital required to support the risks relating to ongoing operations. Our quarterly RORC is based on annualized quarterly net income available to common shareholders divided by average allocated risk capital (which excludes goodwill and intangibles and unallocated common equity). The RORC measure is viewed as a useful measure for supporting investment and resource allocation decisions, because it removes certain items that may affect comparability between business segments and certain competitors.

     GAAP does not prescribe any methodology for allocating common equity or risk capital to business segments or computing segment ROE or RORC, and there is no generally accepted methodology for doing so. Such allocations involve the use of assumptions, judgments and methodologies that are regularly reviewed and revised by management. Changes to such assumptions, judgments and methodologies can have a material effect on the segment ROE and RORC information that we report. Other companies that disclose similar allocations and related return measure information may use different assumptions, judgments and methodologies. As a result, this and other non-GAAP information we report may not be comparable to that reported by other companies.

Methodology changes

In the quarter, we refined our capital allocation assumptions, judgments and methodologies relating to operational risk and goodwill and intangibles. Additionally, we refined certain cost allocation methodologies to better reflect the cost of undertaking business in each of our operating segments. These enhancements have been applied retroactively to the first quarter of 2003.

(1)	For internal allocation and measurement purposes, total allocated common equity is deemed by management to be comprised of amounts necessary to support the risks inherent in the businesses (risk capital) and amounts related to historical investments (goodwill and intangibles). Total risk capital and goodwill and intangibles are commonly referred to as allocated capital as well as Economic Capital. The difference between total average common equity and average allocated common equity is classified as unallocated and reported in the Corporate Support segment, for segment reporting purposes.

CANADIAN PERSONAL AND BUSINESS

	Three months ended
	January 31	October 31	January 31
(C$ millions)	2005	2004	2004

Net interest income	$1,286	$1,243	$1,209
Non-interest income	1,505	1,455	1,320
Total revenues	$2,791	$2,698	$2,529
Non-interest expense	1,368	1,448	1,310
Provision for credit losses	103	114	47
Insurance policyholder benefits, claims and acquisition expense	348	423	338
Business realignment charges	—	63	—
Net income before income taxes	972	650	834
Net income	$658	$452	$578

Key ratios
Return on common equity (ROE) (1)	44.3%	29.5%	40.5%
Return on risk capital (RORC) (2)	47.3%	31.5%	44.2%
Net interest margin (NIM)	3.15%	3.11%	3.24%
Selected balance sheet data (average balances)
Total assets	$162,000	$159,000	$148,300
Personal secured loans	84,200	82,300	76,300
Personal unsecured loans	30,500	29,900	28,000
Business loans	32,000	31,400	30,300
Deposits	139,700	136,400	131,500
Common equity (1)	5,850	6,200	5,650
Risk capital (2)	5,500	5,700	5,200
Revenues
Personal	$2,172	$2,051	$1,914
Business	619	647	615

(1)	Average common equity and the Return on average common equity are non-GAAP financial measures. For a further discussion refer to “Performance measures” and to Appendix A for reconciliation.

(2)	Average risk capital and the Return on average risk capital are non-GAAP financial measures. For a further discussion refer to “Performance measures” and to Appendix A for reconciliation.

12      ROYAL BANK OF CANADA      FIRST QUARTER 2005

     The current period results benefited from strong volume growth and favourable loss experience, particularly in our lending, deposit and disability insurance products. The volume growth and stable credit loss experience on the lending portfolios continues to be underpinned by a low interest rate environment, strong employment levels, increasing home equity values and higher consumer confidence in investment markets. Spreads were stable over the quarter despite low interest rates and competitive pressures in Canada.

Q1 2005 vs. Q1 2004

Net income increased $80 million or 14% due to a combination of the strong growth in revenues (10%), cost containment efforts that resulted in a 4% increase in non-interest expense and favourable loss experience in both insurance and credit products in light of business growth. The above factors more than offset the prior period reversal of the general allowance of $76 million ($49 million after-tax). ROE was 44.3% and RORC was 47.3% this quarter, both were up from a year ago due primarily to solid revenue growth.

     Net interest income was up $77 million, driven by strong volume growth of 9% in personal and business lending and deposits.

     The increase in non-interest income ($185 million) was mainly attributable to growth in the disability insurance product lines (which now includes UnumProvident) and strong sales and capital appreciation in mutual funds, which drove higher investment fees. Revenue on retail foreign exchange activity and credit card spending was also up over last year, contributing to the increase. Brokerage-related revenues were essentially flat with the impact of lower trading volumes offset by fee-based activity and the growth in assets under administration.

     Non-interest expense increased $58 million primarily due to higher staff and premises-related costs, as branch and other sales staff increased over the past year. Additionally we incurred higher advertising and marketing costs in support of our business growth.

     Total provision for credit losses was $103 million in the first quarter of 2005, an increase of $56 million compared to a year ago when $76 million of the general allowance was reversed. A reduction in specific provisions in our business portfolios largely reflected continued strong credit quality as nonaccrual loans decreased 33% over the prior period. Specific provisions on personal loans were up less than the increase in the personal lending portfolio.

     Insurance-related expenses were $10 million higher than last year. The net increase was due to higher volumes in the disability insurance business (primarily due to the acquisition of UnumProvident), offset by a decrease in policyholder benefits as improving claim experience on the group disability products resulted in a favourable revaluation of the disability reserves in the quarter.

Q1 2005 vs. Q4 2004

Net income increased by $206 million (46%) reflecting a $93 million (3%) increase in total revenues combined with decreases in both non-interest expenses and insurance-related expenses ($155 million in total). In addition, $63 million in business realignment charges and a $26 million writedown of our investment in AOL Canada (a similar writedown was recorded in Corporate Support) were not repeated this quarter.

     Net interest income grew 3%, commensurate with stable spreads and volume growth in personal and business loans and deposits. Brokerage revenues benefited significantly from new issue activity in the quarter and seasonal increases in trading volumes attributable to the beginning of the RSP season. Mutual fund revenues were also up 4% on higher sales.

     Insurance-related expenses were $75 million lower in the current period mostly from the improving claims experience on the group disability product line, which resulted in a favourable revaluation of the disability reserves in the quarter.

Canadian GAAP

Net income was $603 million, a 34% increase from the prior quarter. The difference in results reported under the two GAAPs is due to insurance accounting. Canadian GAAP net income was $55 million lower than U.S. GAAP net income for the first quarter of 2005. The primary reasons for this difference are the increase of the policy benefit liabilities and an equal charge to income caused by actuarial assumption changes made in Canadian GAAP that are not made in U.S. GAAP. In Canadian GAAP, actuarial assumptions are reviewed on an ongoing basis and changed when required. This quarter, changes to assumptions relating to the continued low interest rate environment and the tax treatment of certain invested assets were adjusted. Most of this increase in policy liabilities did not affect U.S. GAAP results, as under U.S. GAAP, most of the actuarial assumptions that relate to traditional or long-term products are not changed after initial set up. Please refer to Note 11 of the interim Canadian GAAP financial statements and to Note 26 on page 111A of our 2004 Annual Report, for additional details.

ROYAL BANK OF CANADA      FIRST QUARTER 2005      13

U.S. AND INTERNATIONAL PERSONAL AND BUSINESS

	Three months ended
	January 31	October 31	January 31
(C$ millions)	2005	2004	2004

Net interest income	$277	$275	$266
Non-interest income	479	416	475
Total revenues	$756	$691	$741
Non-interest expense	600	656	634
Provision for credit losses	14	19	19
Business realignment charges	—	38	—
Goodwill impairment	—	130	—
Net income before income taxes	142	(153)	88
Net income	$100	$(137)	$64

Key ratios
Return on common equity (ROE) (1)	7.3%	(9.6)%	4.0%
Return on risk capital (RORC) (2)	20.0%	(27.7)%	11.1%
Net interest margin (NIM)	2.71%	2.66%	2.54%
Selected balance sheet data (average balances)
Total assets	$40,500	$41,200	$41,700
Personal loans	10,600	10,600	8,700
Business loans	11,100	11,200	11,400
Deposits	32,100	31,800	32,000
Common equity (1)	5,200	5,700	5,850
Risk capital (2)	1,900	2,000	2,150
Revenues
Wealth Management	$419	$411	$424
Banking	337	280	317

	Q1 2005 vs.
Impact of USD translation on selected items	Q4 2004	Q1 2004

Total revenues	$(30)	$(52)
Banking revenues	(13)	(23)
Wealth Management revenues	(17)	(29)
Non-interest expense	23	40
Net income	$(5)	$(8)

Average USD equivalent of C$1.00	.827	.792	.765
Period end USD equivalent of C$1.00	.806	.821	.755

(1)	Average common equity and the Return on average common equity are non-GAAP financial measures. For a further discussion refer to “Performance measures” and to Appendix A for reconciliation.

(2)	Average risk capital and the Return on average risk capital are non-GAAP financial measures. For a further discussion refer to “Performance measures” and to Appendix A for reconciliation.

Strong U.S. consumer demand and low but rising interest rates contributed to volume growth in personal and business loans and improving margins in the banking operations.

Q1 2005 vs. Q1 2004

Net income increased $36 million or 56%, largely due to higher revenues and better returns in our banking operations. This difference includes a gain of $35 million ($21 million after-tax) from the sale of our merchant acquiring card portfolio a year ago. In addition to strong revenue growth, expenses declined in the period because of our cost control efforts and continuing strong credit quality. This resulted in an ROE of 7.3% and an RORC of 20.0%.

     Banking revenues increased 6% over the prior year (15% in U.S. dollars) primarily due to better pricing in our mortgage origination business, volume growth and increased spreads in loans, including the impact of the prior period gain detailed above. Non-interest expense decreased 8% (no change in U.S. dollars) over the prior year. Overall cost management efforts resulted in lower salaries and occupancy costs as a result of branch closures in RBC Mortgage. Credit quality remains strong with a 23% decline (17% in U.S. dollars) in the provision for loan losses attributable to favourable economic conditions and higher levels of secured lending.

     Wealth Management revenues decreased by 1%, (7% increase in U.S. dollars on the strength of improved investment management and service fees in our brokerage and private banking businesses and improved margins in our private banking business). Non-interest expenses decreased by 4% (4% increase in U.S. dollars, mainly due to higher variable compensation costs).

Q1 2005 vs. Q4 2004

Net income increased $237 million largely due to the $130 million goodwill impairment charge and $38 million ($25 million after-tax) business realignment charge taken before last quarter. While all businesses contributed to the improvement, the majority was due to better returns on our banking operations. Non-interest expenses declined by $56 million or 9% in the quarter, as we began to benefit from our cost-containment initiatives.

     Banking revenues increased 21% (27% in U.S. dollars) due to better mortgage product pricing, higher loan balances, and improved margins. Lower staff and occupancy costs as detailed above resulted in a decrease in non-interest expense of 14% over the prior quarter (9% in U.S. dollars). Provisions for credit losses were also down.

14      ROYAL BANK OF CANADA      FIRST QUARTER 2005

     Wealth Management experienced higher transactional revenues and investment management fees from the strengthening of the equity markets resulting in 2% revenue growth (6% in U.S. dollars). Expenses decreased 4% (no change in U.S. dollars).

U.S. Banking

Net income of $29 million rose by $27 million from a year ago due to strong revenue growth and implementation of cost-containment initiatives, as noted above. Net income increased $209 million over the prior quarter due to the $130 million goodwill impairment charge taken last quarter and strong revenue growth in the current period attributable to the factors noted above.

GLOBAL CAPITAL MARKETS

	Three months ended
	January 31	October 31	January 31
(C$ millions)	2005	2004	2004

Net interest income	$209	$262	$206
Non-interest income	843	688	768
Total revenues	$1,052	$950	$974
Non-interest expense	700	670	827
Provision for credit losses	(2)	(28)	(84)
Business realignment charges	—	27	—
Net income before income taxes	354	281	231
Net income	$253	$201	$192

Key ratios
Return on common equity (ROE) (1)	22.4%	17.9%	17.5%
Return on risk capital (RORC) (2)	30.9%	24.3%	23.7%
Selected balance sheet data (average balances)
Total assets	$244,700	$239,000	$228,400
Common equity (1)	4,450	4,300	4,350
Risk capital (2)	3,200	3,250	3,200
Revenues
Global Markets	$616	$545	$558
Global Investment Banking and Equity Markets	250	225	236
Other	186	180	179

(1)	Average common equity and the Return on average common equity are non-GAAP financial measures. For a further discussion refer to “Performance measures” and to Appendix A for reconciliation.

(2)	Average risk capital and the Return on average risk capital are non-GAAP financial measures. For a further discussion refer to “Performance measures” and to Appendix A for reconciliation.

Net income was up 32% from a year ago and up 26% over the previous quarter. This improvement was largely due to growth in our equity underwriting and foreign exchange and equity trading businesses, which benefited from increases in equity financing activities and buoyant markets.

Q1 2005 vs. Q1 2004

The increase of $61 million in net income reflects the growth (8%) in revenues over the prior period and the net impact of the Rabobank settlement costs ($74 million net of a related reduction in compensation and tax expenses) and reversal of the general allowance of $74 million ($48 million after-tax) that occurred in the prior period.

     Global Markets revenues increased $58 million or 10% due to higher trading results in foreign exchange and equities, improved returns on our structured transactions and private debt and equity portfolios, and higher debt origination volumes. Trading revenues increased in foreign exchange businesses as proprietary trading improved and client volumes rose in response to U.S. dollar volatility experienced this quarter. Successful marketing efforts to the Asian market also provided new revenues compared to the prior period. Equity trading revenues improved despite a $30 million cumulative gain relating to equity-linked note obligations a year ago, reflecting continued growth in assets under management in alternative asset businesses and strong performance in proprietary trading. These trading results were largely offset by lower fixed income trading returns due to strong performance experienced a year ago.

     Global Investment Banking and Equity Markets revenues increased $14 million or 6% as a result of increased equity underwriting activity. Growth in industry-wide public common stock offerings particularly in Canada and specific client deals including the Telus Corporation deal ($2.2 billion), were the primary drivers underpinning the increase in equity underwriting in the period.

     Other revenues increased $7 million or 4% primarily reflecting higher revenues in custody and administration services and commercial banking businesses partially offset by lower revenue in non-strategic lending, reflecting the successful and intentional reduction of this portfolio.

     Non-interest expense decreased $127 million, largely reflecting the Rabobank settlement cost incurred in the prior year. The decrease was partially offset by the higher revenue-based compensation, legal expenses associated with ongoing Enron litigation and higher expenditures in support of product development and strategic expansion of selected businesses in the current period.

     The increase in the provision for credit losses of $82 million mainly reflects the $74 million reversal of the general allowance and higher recoveries and reversals of specific allowances attributable to the favourable resolution of a number of nonaccrual loans a year ago. The current recovery of $2 million reflects the continuation of favourable credit cycle conditions and the low level of nonaccrual loans.

     ROE increased to 22.4% and RORC to 30.9%, reflecting both the improvement in net income as explained above and a relatively small increase in capital, which is attributable to improvements in the quality of our credit portfolios.

ROYAL BANK OF CANADA      FIRST QUARTER 2005      15

Q1 2005 vs. Q4 2004

Net income increased $52 million or 26% reflecting higher returns primarily in our Global Markets and Global Investment Banking and Equity Markets businesses, partially offset by an increase in variable compensation costs as well as a reversal of the general provision and the business realignment charges recorded in the last period.

     Revenues grew by $102 million or 11%. Global Markets’ increase in revenue was attributable to higher trading returns in foreign exchange for the same reasons as noted above, higher fixed income trading returns due to weaker results experienced last quarter, partially offset by lower results in private debt and equity due to net gains of $36 million realized last quarter. Global Investment Banking and Equity Markets revenues increased for the reasons noted above.

     Non-interest expense is higher by $30 million due primarily to higher variable compensation costs.

     The increase in the provision for credit losses primarily reflects the reversal of the general allowance of $25 million in the prior quarter, which did not recur this quarter.

Canadian GAAP

Net income was $257 million, up $80 million from a year ago for the same reasons as noted above. The differences in results reported under the two GAAPs were largely due to the impacts of Canadian Accounting Guideline 13, Hedging Relationships, which does not permit separate recognition of certain embedded derivatives at fair value until realized. Please refer to Note 11 of the interim Canadian GAAP financial statements and to Note 26 on page 111A of our 2004 Annual Report, for additional details.

CORPORATE SUPPORT

	Three months ended
	January 31	October 31	January 31
(C$ millions)	2005	2004	2004

Net interest income	$(1)	$(31)	$(28)
Non-interest income	61	90	(28)
Total revenues	60	59	(56)
Non-interest expense	(7)	7	2
Provision for credit losses	(7)	(8)	(10)
Business realignment charges	2	64	—
Net income before income taxes	72	(4)	(48)
Net income	$30	$(12)	$(41)

Key ratio
Return on common equity (ROE)(1)	4.9%	(4.0)%	(13.3)%
Total average assets	$12,000	$15,100	$13,600
Average common equity (1)	$2,350	$1,650	$1,300

(1)	Average common equity and the Return on average common equity are non-GAAP financial measures. For a further discussion refer to “Performance measures” and to Appendix A for reconciliation.

The current period’s net income before tax of $72 million is mainly comprised of a net gain of $48 million on the sale of $1.3 billion of mortgage-backed securities (created through the securitization of government guaranteed residential mortgage loans) and a gain of $13 million on the disposition of certain equity investments.

Q1 2005 vs. Q1 2004

Net income before tax was up $120 million from a year ago reflecting the net gains noted above and the prior period losses largely comprised of $26 million for equity losses on certain limited partnership investments, and a $25 million charge to eliminate cumulative inter-company underwriting fees. In addition, there was an $18 million consolidation charge in the prior period that partially offset the $35 million gain recorded by RBC Centura on the sale of its merchant acquiring card portfolio to Moneris Solutions, Inc., in light of our 50% ownership interest in the Moneris joint venture.

Q1 2005 vs. Q4 2004

Net income before tax for the quarter was up $76 million largely reflecting the net gains for the current period noted above. The prior period loss of $4 million was comprised of business realignment charges of $64 million and a $26 million writedown in our investment in AOL Canada (a similar writedown was recorded in the Canadian Personal and Business segment), which was largely offset by an increase in value of certain derivative positions.

Canadian GAAP

Net income before tax of $34 million was $38 million lower than the results reported under U.S. GAAP largely due to the differences in accounting treatment for derivatives and hedging activities and the classification of certain Trust capital securities as liabilities under Canadian GAAP as opposed to Non-controlling interest in subsidiaries in U.S. GAAP. Please refer to Note 11 of the interim Canadian GAAP financial statements and to Note 26 on page 111A of our 2004 Annual Report, for additional details.

16      ROYAL BANK OF CANADA      FIRST QUARTER 2005

BALANCE SHEET HIGHLIGHTS

	For the three months ended
Selected balance sheet data (period end)	January 31	October 31	January 31
(C$ millions)	2005	2004	2004

Total assets	$452,318	$447,682	$442,444
Trading account	98,627	87,635	94,092
Available for sale	37,921	39,861	43,771
Securities	136,548	127,496	137,863
Assets purchased under reverse repurchase agreements and securities borrowed	39,260	48,317	41,817
Residential mortgages	84,203	84,172	78,577
Personal loans	37,753	36,848	36,057
Credit card	6,817	6,456	6,225
Business and government loans	50,740	48,223	55,142
Loans	179,513	175,699	176,001
Other assets	87,546	87,820	79,585
Interest-bearing — Canada	143,788	141,177	131,580
Interest-bearing — U.S. and International	104,423	98,956	105,208
Non-interest-bearing	32,140	31,442	29,086
Deposits	$280,351	$271,575	$265,874

Selected items affecting the balance sheet
Impact of certain multi-seller conduits (1) under FIN 46R on loans	—	—	$8,642
Personal loans	—	—	3,205
Credit card	—	—	822
Business and government loans	—	—	4,615

(1)	Multi-seller asset-backed commercial paper conduit programs (multi-seller conduits) that we administer were consolidated in the first quarter of 2004. They were restructured during the fourth quarter of 2004 and are no longer required to be consolidated in accordance with Financial Accounting Standards Board Interpretation 46R.

Total assets increased by $9.9 billion from a year ago ($18.5 billion, after the removal of $8.6 billion of Multi-seller conduits from a year ago). This increase is largely attributable to the increase in Loans and Other assets, partially offset by decreases in Securities and Assets purchased under reverse repurchase agreements and securities borrowed.

     Securities declined $1.3 billion from a year ago, as the increase of $4.5 billion in trading balances, supported by growth across several trading businesses in response to favourable market conditions, was more than offset by a decrease in our funding and liquidity portfolios.

     Loans were up $3.5 billion from the same period a year ago ($12.1 billion or 7% excluding the $8.6 billion impact of the multi-seller conduits from a year ago) with increases across all lending products, the largest increases occurring in residential mortgages and personal loans, reflecting continued retail loan demand in a low interest rate environment.

Residential mortgages increased by $5.6 billion or 7% (net of $5.7 billion securitization over the period) from a year ago. This increase mainly reflects high consumer housing demand.

Personal loans were up $1.7 billion from January 31, 2004. Excluding the impact of the consolidation of multi-seller conduits of $3.2 billion from a year ago, the increase was $4.9 billion or 15%. The increase reflects continued growth in the secured and unsecured Royal credit lines due to low interest rates and strong consumer demand and increased levels of home renovations.

Credit card balances increased $0.6 billion or 10% over the same period last year, because of strong utilization and rising client average balances. Credit card balances increased $1.4 billion or 26% excluding the multi-seller conduits impact a year ago.

Business and government loans decreased $4.4 billion from a year ago, largely reflecting the deconsolidation of $4.6 billion of our multi-seller conduits. Compared to October 31, 2004, balances increased by $2.5 billion primarily due to new business.

     Assets purchased under reverse repurchase agreements and securities borrowed decreased by $2.6 billion from a year ago due to concerted efforts undertaken to efficiently manage our client and collateral financing requirements.

     Other assets increased $8 billion from a year ago, largely due to an increase in broker-dealer balances, reflecting refinements made to the process for determining trade date security information.

     Deposits increased $14.5 billion from the same period a year ago driven by volume growth in personal, business and government deposits.

Canadian GAAP

Total assets are lower by $24 billion under Canadian GAAP. The difference is primarily due to the use of settlement date accounting for securities transactions under Canadian GAAP and the recognition of non-cash collateral received in securities lending transactions, which is not permitted under Canadian GAAP. Please refer to Note 11 of the interim Canadian GAAP financial statements and to Note 26 on page 111A of our 2004 Annual Report, for additional details.

ROYAL BANK OF CANADA      FIRST QUARTER 2005      17

CAPITAL MANAGEMENT

As detailed on page 63 of our 2004 Annual Report, we actively manage our capital to balance the desire to maintain strong capital ratios and high debt ratings with the need to provide strong returns to our shareholders. We are committed to ensuring we maintain a level of capital to absorb any losses and to provide us the flexibility to expand our businesses as opportunities arise. Our strong capital ratios are maintained through internal capital generation, the issuance of capital instruments, when appropriate, and controlled growth in assets.

Regulatory Capital

	January 31	October 31
(C$ millions)	2005	2004

Tier 1 capital	$17,264	$16,272
Total capital	23,794	22,733
Risk-adjusted assets and off-balance sheet financial instruments	187,330	183,409
Capital ratios
Tier 1 capital ratio	9.2%	8.9%
Total capital ratio	12.7%	12.4%

Our capital position and capital ratios, as for all Canadian banks, are determined using Canadian GAAP financial information and the guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).

     Tier 1 and Total capital ratios improved during the quarter due to the issuance of $300 million in preferred shares and higher common equity attributable primarily to solid earnings. These positive influences on capital ratios were somewhat offset by growth in risk-adjusted assets of $3.9 billion.

Selected capital management activity

	Three months ended
	January 31	October 31
(C$ millions)	2005	2004

Common and preferred share dividends	$(363)	$(344)
Preferred shares issued (1)	297	—
Treasury shares net sales (purchases)	36	(10)
Repurchase of common shares — normal course issuer bid program (June 24, 2004 to June 23, 2005)	(64)	(289)

(1)	$300 million, net of the $3 million issuance cost.

On January 31, 2005, we issued $300 million of Non-cumulative First Preferred Shares Series W at $25 per share.

     Under our normal course issuer bid that commenced on June 24, 2004, we are permitted to repurchase up to 25 million of our common shares. Under the issuer bid program, we repurchased one million common shares at an average price of $63.24 including commissions during this quarter. Since the inception of the bid, we have repurchased 7.4 million common shares at an average price of $60.92 including commissions, leaving a balance of 17.6 million shares that may be purchased.

Economic Capital

	January 31	October 31
(C$ millions average balances)	2005	2004

Credit risk	$4,975	$5,295
Market risk (trading and non-trading)	2,025	2,161
Operational risk	2,376	2,189
Business and fixed asset risk	1,592	1,653
Insurance-specific	175	173

Risk capital	11,143	11,471
Goodwill and intangibles	4,905	5,306

Allocated capital (Economic Capital)	16,048	16,777
Unallocated common equity (1)	1,802	1,073
Common equity	$17,850	$17,850

(1)	Common equity in excess of Economic Capital is reported in the Corporate Support segment.

Economic Capital is management’s estimate of the amount of equity necessary to support the risks inherent in our businesses and amounts related to historical investments. It is calculated by estimating the level of capital that is necessary to cover the risks consistent with our desired solvency standard and AA debt rating plus our net investments in goodwill and intangibles. Economic Capital is a non-GAAP measure and is calculated using in-house models and assumptions for credit, market (trading and non-trading), insurance-specific, operational, business and fixed asset risks, and goodwill and intangibles. Liquidity risk is not calculated separately and is imbedded in the other risk types. For a complete description of these risks and basis of allocation of Economic Capital to business segments, please refer to page 58 of our 2004 Annual Report.

     Overall there was a reduction of $729 million in allocated Economic Capital due to decreases in credit risk, market risk and goodwill offset partially by an increase in operational risk capital. The decreases were mainly driven by the Canadian/U.S. dollar exchange rate and some improved risk profiles in certain segments. As part of our ongoing efforts to enhance the allocation of capital based on risks inherent in our businesses we have updated our capital allocation methodologies in this quarter relating to operational risk and goodwill and intangibles. These enhancements have been applied retroactively to the first quarter of 2003.

18      ROYAL BANK OF CANADA      FIRST QUARTER 2005

LIQUIDITY MANAGEMENT

The management of liquidity risk is crucial to protecting our capital, maintaining market confidence and ensuring that we can expand into profitable business opportunities, as they arise. Our liquidity management framework is designed to ensure we have access to reliable and cost-effective sources of cash to meet our current and prospective commitments. Our large base of stable retail and commercial deposits combined with broad and diversified sources of wholesale funding are key components of our liquidity risk management strategies.

     Liquidity risk is managed dynamically, and exposures are continually measured, monitored and, as appropriate, mitigated. Two key requirements of our liquidity management framework are i) minimum levels of unencumbered and segregated liquid assets that can be immediately sold or pledged to meet extraordinary funding demands and ii) prudential limits on maximum net fund outflows over specified, shorter-term time horizons. During the quarter, we operated under normal conditions and were in compliance with these requirements. These and other elements of the liquidity management framework are discussed in more detail on pages 66 and 67 of our 2004 Annual Report. There have been no material changes to our liquidity management framework or levels of liquidity and funding risk since the 2004 Annual Report.

     We consider our liquidity profile to be sound and there are no known trends, demands, commitments, events or uncertainties that are presently viewed as likely to materially change our current liquidity position.

CREDIT RISK MANAGEMENT

The goal of credit risk management is to ensure the quality and concentrations of our portfolios are aligned with the risk-return appetite of the organization. This is mainly done through a combination of independent evaluation and monitoring of credit risk on an ongoing basis and the instilment of a strong credit culture within the lines of business. For further details regarding our credit risk management, please refer to pages 58 and 59 of our 2004 Annual Report.

Credit quality performance

	January 31	October 31	January 31
(C$ millions)	2005	2004	2004

Consumer	$292	$335	$359
Business and government	761	924	1,437
Nonaccrual loans	1,053	1,259	1,796
Allowance for credit losses	1,708	1,714	2,036
Allocated specific	53	122	122
Allocated general	52	(11)	(130)
Unallocated general	3	(14)	(20)
Provision for credit losses (PCL)	$108	$97	$(28)
Key credit quality ratios
Nonaccrual loans as a % of average loans and acceptances	0.57%	0.67%	1.05%
Allowance for credit losses as a % of nonaccrual loans	162%	136%	113%
Specific PCL as a % of average loans and acceptances (1)	0.11%	0.26%	0.28%
Net charge-offs as a % of average loans and acceptances	0.27%	0.44%	0.27%

(1)	A $52 million transfer of the allocated specific allowance to the allocated general allowance during the quarter decreased this ratio by .12%.

Q1 2005 vs. Q1 2004

Nonaccrual loans decreased $743 million or 41% due to strong collection efforts and favourable credit conditions (low interest rates and strong stable economic growth). This resulted in favourable resolution of a number of nonaccrual loans, via repayment, restructuring and sales, with few new impairments being recognized over this period.

     Allowances for credit losses decreased $328 million or 16% largely due to the same conditions that gave rise to the reduction in nonaccruals.

     Refer to “Provision for Credit Losses” for additional information.

Q1 2005 vs. Q4 2004

Nonaccrual loans decreased $206 million or 16% largely due to the favourable environment mentioned above.

     Refer to “Provision for Credit Losses” for additional information.

Credit quality ratio trends

Specific provisions as a percentage of average loans and acceptances were 0.11%. The transfer of $52 million from allocated specific allowance to allocated general allowance as discussed in “Provision for Credit Losses” decreased this ratio by 0.12%. This compares favourably to the 0.26% in the prior quarter and 0.28% a year ago, reflecting the continued strong stable credit conditions.

ROYAL BANK OF CANADA      FIRST QUARTER 2005      19

MARKET RISK MANAGEMENT

Market risk is the risk of loss that results from changes in interest rates, foreign exchange rates, equity prices and commodity prices. The level of market risk to which we are exposed varies depending on market conditions, expectations of future price and market movements and the composition of our trading portfolio. We establish risk management policies and limits for our trading and asset/liability management activities that allow us to monitor and control our exposure to market risk resulting from these activities.

Trading activities

We have established policies and limits for our trading activities that allow us to monitor and control the exposure to market risk resulting from these activities. The market risk associated with trading activities is managed through a Value-At-Risk (VAR) methodology and other supplementary measures. More information on our market risk management policies and processes associated with trading activities is detailed on pages 59, 60 and 61 of our 2004 Annual Report. These policies, processes and methodologies have not changed materially from those stated in the 2004 Annual Report.

Global VAR by major risk category

	January 31, 2005				October 31, 2004				January 31, 2004
	As at	Three months ended			As at	Three months ended			As at	Three months ended
(C$ millions)		High	Average	Low		High	Average	Low		High	Average	Low

Equity	$5	$7	$5	$4	$4	$20	$12	$4	$5	$10	$6	$4
Foreign exchange and commodity	2	5	2	1	2	5	3	2	1	5	2	1
Interest rate	12	12	8	6	8	14	9	6	10	11	9	7
Debt specific	2	2	1	1	2	2	1	1	—	—	—	—
Global VAR	$13	$13	$10	$8	$10	$23	$16	$9	$9	$15	$11	$9

Q1 2005 vs. Q1 2004

No significant changes in VAR were observed between the first quarter of 2004 and the first quarter of 2005.

Q1 2005 vs. Q4 2004

The decrease in equity VAR observed between the fourth quarter of 2004 and the first quarter of 2005 was due to higher equity trading inventory arising from equity underwriting activity in the fourth quarter. This increase in VAR was anticipated and pre-approved. The level observed during the first quarter 2005 is more typical of the historical range.

GLOBAL TRADING REVENUES AND VAR99
(C$ millions)

TRADING REVENUES FOR THE THREE MONTHS ENDED JANUARY 31, 2005
(number of days)

20      ROYAL BANK OF CANADA      FIRST QUARTER 2005

APPENDIX A
RECONCILIATION OF RETURN ON COMMON EQUITY AND RETURN ON RISK CAPITAL

Q1 2005			U.S. and
		Canadian	International
		Personal and	Personal and	Global	Corporate
U.S. GAAP (C$ millions) (1)	RBC	Business	Business	Capital Markets	Support

Net income	$1,041	$658	$100	$253	$30
Less: Preferred dividends	11	4	3	3	1

Net income available to common shareholders (2)	$1,030	$654	$97	$250	$29

Average risk capital (3)	11,150	5,500	1,900	3,200	550
Return on risk capital (RORC) (4)	36.7%	47.3%	20.0%	30.9%	n.m.
ROE (business segments)
Add: Average goodwill and other intangibles	4,900	350	3,300	1,250	—
Average allocated common equity (3)	16,050	5,850	5,200	4,450	550
ROE (4)		44.3%	7.3%	22.4%
ROE (RBC and Corporate Support)
Add: Average unallocated common equity (5)	1,800				1,800
Average common equity	17,850				2,350
ROE (4)	22.9%				4.9%

Q4 2004			U.S. and
		Canadian	International
		Personal and	Personal and	Global	Corporate
U.S. GAAP (C$ millions) (1)	RBC	Business	Business	Capital Markets	Support

Net income	$504	$452	$(137)	$201	$(12)
Less: Preferred dividends	11	4	4	3	1

Net income available to common shareholders (2)	$493	$448	$(141)	$198	$(13)

Average risk capital (3)	11,450	5,700	2,000	3,250	500
Return on risk capital (RORC) (4)	17.1%	31.5%	(27.7)%	24.3%
ROE (business segments)
Add: Average goodwill and other intangibles	5,250	500	3,700	1,050	—
Average allocated common equity (3)	16,700	6,200	5,700	4,300	500
ROE (4)		29.5%	(9.6)%	17.9%
ROE (RBC and Corporate Support)
Add: Average unallocated common equity (5)	1,150				1,150
Average common equity	17,850				1,650
ROE (4)	11.0%				(4.0)%

Q1 2004			U.S. and
		Canadian	International
		Personal and	Personal and	Global	Corporate
U.S. GAAP (C$ millions) (1)	RBC	Business	Business	Capital Markets	Support

Net income	$793	$578	$64	$192	$(41)
Less: Preferred dividends	11	4	4	3	1

Net income available to common shareholders (2)	$782	$574	$60	$189	$(42)

Average risk capital (3)	10,950	5,200	2,150	3,200	400
Return on risk capital (RORC)(4)	28.4%	44.2%	11.1%	23.7%
ROE (business segments)
Add: Average goodwill and other intangibles	5,300	450	3,700	1,150	—
Average allocated common equity (3)	16,250	5,650	5,850	4,350	400
ROE(4)		40.5%	4.0%	17.5%
ROE (RBC and Corporate Support)
Add: Average unallocated common equity (5)	900				900
Average common equity	17,150				1,300
ROE(4)	18.1%				(13.3)%

(1)	The average risk capital, goodwill and intangible capital, average allocated common equity and average common equity figures shown above and throughout this document represent rounded figures. The ROE and RORC measures shown above and throughout this document are based on actual balances before rounding. All averages are based on daily balances.

(2)	Segment return calculations are based on segment net income less an allocation of preferred dividends (based on each segment’s common equity).

(3)	Average risk capital includes credit, market (trading and non-trading), insurance, operational, business and fixed assets risk capital. Average allocated common equity includes risk capital plus the net amounts of goodwill and intangibles capital.

(4)	RORC is based on average risk capital only. Segment ROE is based on average allocated common equity. We do not report a RORC for Corporate Support as it is not considered meaningful.

(5)	Unallocated common equity is reported in our Corporate Support segment and included in its calculation of ROE.

ROYAL BANK OF CANADA      FIRST QUARTER 2005      21

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written and oral forward-looking statements within the meaning of certain securities laws, included in this interim report to shareholders, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders and in other communications. These forward-looking statements include, among others, statements with respect to our objectives for 2005, our medium- and long-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may,” “could,” “should,” “would,” “suspect,” “outlook,” “believe,” “plan,” “anticipate,” “estimate,” “expect,” “intend,” and words and expressions of similar import are intended to identify forward-looking statements.

     By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and United States economies and the economies of other countries in which we conduct business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial or regulatory judgments and legal proceedings; our ability to obtain accurate and complete information from or on behalf of our customers and counterparties; our ability to successfully realign our organizational structure, resources and processes; our ability to complete strategic acquisitions and to integrate our acquisitions successfully; the changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; and other factors that may affect future results including changes in trade policies, timely development and introduction of new products and services, changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits; the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism; and our anticipation of and success in managing the foregoing risks.

     We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the bank, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Information contained in or otherwise accessible through the websites mentioned in this interim report does not form a part of this interim report. All references in this interim report to websites are inactive textual references and are for your information only.

22      ROYAL BANK OF CANADA      FIRST QUARTER 2005

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

CONSOLIDATED BALANCE SHEET (unaudited)	U.S. GAAP

	January 31	October 31	January 31
(C$ millions)	2005	2004	2004

Assets
Cash and due from banks	$4,309	$3,711	$4,197

Interest-bearing deposits with banks	6,780	6,283	4,827

Securities
Trading account (pledged — $19,524; $16,281 and $13,033)	98,627	87,635	94,092
Available for sale	37,921	39,861	43,771

	136,548	127,496	137,863

Assets purchased under reverse repurchase agreements and securities borrowed	39,260	48,317	41,817

Loans
Residential mortgage	84,203	84,172	78,577
Personal	37,753	36,848	36,057
Credit card	6,817	6,456	6,225
Business and government	50,740	48,223	55,142

	179,513	175,699	176,001
Allowance for loan losses	(1,638)	(1,644)	(1,846)

	177,875	174,055	174,155

Other
Customers’ liability under acceptances	5,960	6,184	5,693
Derivative-related amounts	38,192	40,081	39,607
Premises and equipment	1,759	1,731	1,734
Goodwill	4,473	4,416	4,800
Other intangibles	524	523	580
Reinsurance recoverables	1,687	1,701	1,909
Separate account assets	107	120	183
Other assets	34,844	33,064	25,079

	87,546	87,820	79,585

	$452,318	$447,682	$442,444

Liabilities and shareholders’ equity
Deposits
Canada
Non-interest-bearing	$29,034	$28,273	$25,166
Interest-bearing	143,788	141,177	131,580
International
Non-interest-bearing	3,106	3,169	3,920
Interest-bearing	104,423	98,956	105,208

	280,351	271,575	265,874

Other
Acceptances	5,960	6,184	5,693
Obligations related to securities sold short	27,788	23,815	24,632
Obligations related to assets sold under repurchase agreements and securities lent	20,439	28,944	26,701
Derivative-related amounts	42,036	42,870	41,591
Insurance claims and policy benefit liabilities	9,779	9,352	7,235
Separate account liabilities	107	120	183
Other liabilities	36,226	36,401	42,828

	142,335	147,686	148,863

Subordinated debentures	8,620	8,522	8,031

Non-controlling interest in subsidiaries	1,525	1,524	1,493

Shareholders’ equity
Preferred shares	1,110	813	813
Common shares (shares issued — 644,824,165; 644,747,812 and 655,962,800)	6,998	6,966	7,035
Additional paid-in capital	216	229	177
Retained earnings	12,972	12,347	11,997
Treasury shares (shares held — 5,093,966; 5,815,487 and 7,731,453)	(312)	(348)	(473)
Accumulated other comprehensive income (loss)	(1,497)	(1,632)	(1,366)

	19,487	18,375	18,183

	$452,318	$447,682	$442,444

ROYAL BANK OF CANADA      FIRST QUARTER 2005      23

CONSOLIDATED STATEMENT OF INCOME (unaudited)	U.S. GAAP

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2005	2004	2004

Interest income
Loans	$2,579	$2,485	$2,427
Trading account securities	780	729	602
Available for sale securities	205	224	207
Assets purchased under reverse repurchase agreements and securities borrowed	240	184	167
Deposits with banks	53	43	19

	3,857	3,665	3,422

Interest expense
Deposits	1,494	1,378	1,293
Other liabilities	484	427	373
Subordinated debentures	108	111	103

	2,086	1,916	1,769

Net interest income	1,771	1,749	1,653

Non-interest income
Insurance premiums, investment and fee income	622	621	498
Trading revenues	428	309	427
Investment management and custodial fees	291	265	276
Securities brokerage commissions	282	260	324
Service charges	277	276	264
Underwriting and other advisory fees	276	217	212
Mutual fund revenues	225	218	202
Foreign exchange revenue, other than trading	92	74	73
Securitization revenues	86	54	63
Card service revenues	84	93	72
Credit fees	52	50	49
Mortgage banking revenues	51	6	2
Gain on sale of available for sale securities	21	26	7
Other	101	180	66

Non-interest income	2,888	2,649	2,535

Total revenues	4,659	4,398	4,188

Provision for credit losses	108	97	(28)

Insurance policyholder benefits, claims and acquisition expense	348	423	338

Non-interest expense
Human resources	1,721	1,722	1,668
Equipment	218	234	207
Occupancy	183	205	179
Communications	156	188	150
Professional fees	116	151	97
Outsourced item processing	72	72	69
Amortization of other intangibles	16	16	16
Other	179	193	387

	2,661	2,781	2,773

Business realignment charges	2	192	—

Goodwill impairment	—	130	—

Net income before income taxes	1,540	775	1,105
Income taxes	466	235	282

Net income before non-controlling interest	1,074	540	823
Non-controlling interest in net income of subsidiaries	33	36	30

Net income	$1,041	$504	$793

Preferred dividends	11	11	11

Net income available to common shareholders	$1,030	$493	$782

Average number of common shares (in thousands)	638,681	641,166	650,044
Earnings per share (in dollars)	$1.61	$.77	$1.20
Average number of diluted common shares (in thousands)	649,616	651,279	659,356
Diluted earnings per share (in dollars)	$1.58	$.76	$1.18

Dividends per share (in dollars)	$.55	$.52	$.46

24      ROYAL BANK OF CANADA      FIRST QUARTER 2005

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)	U.S.GAAP

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2005	2004	2004

Preferred shares
Balance at beginning of period	$813	$813	$813
Issued	297	—	—

Balance at end of period	1,110	813	813

Common shares
Balance at beginning of period	6,966	7,002	6,999
Issued	43	16	52
Purchased for cancellation	(11)	(52)	(16)

Balance at end of period	6,998	6,966	7,035

Additional paid-in capital
Balance at beginning of period	229	227	88
Renounced stock appreciation rights, net of related income taxes	—	1	1
Stock-based compensation awards	(13)	14	12
Reclassified amounts	—	—	34
Initial adoption of FIN 46R, Consolidation of Variable Interest Entities	—	—	42
Other	—	(13)	—

Balance at end of period	216	229	177

Retained earnings
Balance at beginning of period	12,347	12,424	11,591
Net income	1,041	504	793
Preferred share dividends	(11)	(11)	(11)
Common share dividends	(352)	(333)	(298)
Premium paid on common shares purchased for cancellation	(53)	(237)	(78)

Balance at end of period	12,972	12,347	11,997

Treasury shares
Balance at beginning of period	(348)	(338)	—
Reclassified amounts	—	—	(304)
Net sales (purchases)	36	(10)	(127)
Initial adoption of FIN 46R, Consolidation of Variable Interest Entities	—	—	(42)

Balance at end of period	(312)	(348)	(473)

Accumulated other comprehensive income (loss), net of related income taxes
Unrealized gains and losses on available for sale securities	245	178	237
Unrealized foreign currency translation gains and losses, net of hedging activities	(1,419)	(1,551)	(849)
Gains and losses on derivatives designated as cash flow hedges	(256)	(192)	(251)
Additional pension obligation	(67)	(67)	(503)

Balance at end of period	(1,497)	(1,632)	(1,366)

Shareholders’ equity at end of period	$19,487	$18,375	$18,183

Comprehensive income, net of related income taxes
Net income	$1,041	$504	$793
Other comprehensive income
Change in unrealized gains and losses on available for sale securities	67	118	124
Change in unrealized foreign currency translation gains and losses	421	(1,642)	265
Impact of hedging unrealized foreign currency translation gains and losses	(289)	929	(221)
Change in gains and losses on derivatives designated as cash flow hedges	(89)	(69)	(153)
Reclassification to earnings of gains and losses on cash flow hedges	25	19	6
Additional pension obligation	—	436	(13)

Total comprehensive income	$1,176	$295	$801

ROYAL BANK OF CANADA      FIRST QUARTER 2005      25

CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)	U.S. GAAP

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2005	2004	2004

Cash flows from operating activities
Net income	$1,041	$504	$793
Adjustments to determine net cash used in operating activities
Provision for credit losses	108	97	(28)
Depreciation	102	101	95
Business realignment charges	2	192	—
Business realignment payments	(17)	—	—
Deferred income taxes	20	267	(48)
Impairment of goodwill and amortization of other intangibles	16	146	16
Writedown of deferred issuances costs	—	—	25
Gain on sale of premises and equipment	(4)	(7)	(5)
Gain on loan securitizations	(48)	(14)	(10)
Loss on investment in certain associated companies	—	—	24
Gain on sale of available for sale securities	(21)	(26)	(7)
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	427	21	(1,395)
Net change in accrued interest receivable and payable	(5)	(76)	(121)
Current income taxes	(192)	239	(1,376)
Derivative-related assets	1,889	(8,866)	(2,983)
Derivative-related liabilities	(834)	9,424	3,159
Trading account securities	(10,992)	3,160	(8,108)
Reinsurance recoverables	(14)	55	1,412
Net change in brokers and dealers receivable and payable	1,193	(2,245)	1,466
Other	(2,123)	(4,528)	4,121

Net cash used in operating activities	(9,452)	(1,556)	(2,970)

Cash flows from investing activities
Change in interest-bearing deposits with banks	(497)	(918)	(2,313)
Change in loans, net of loan securitizations	(5,661)	(351)	(2,705)
Proceeds from loan securitizations	1,297	747	904
Proceeds from sale of available for sale securities	9,239	5,407	4,282
Proceeds from maturity of available for sale securities	5,632	16,733	8,338
Purchases of available for sale securities	(12,363)	(15,828)	(14,463)
Net acquisitions of premises and equipment	(131)	(95)	(174)
Change in assets purchased under reverse repurchase agreements and securities borrowed	9,057	577	2,070
Net cash provided by acquisition of subsidiaries	—	—	558

Net cash provided by (used in) investing activities	6,573	6,272	(3,503)

Cash flows from financing activities
Change in deposits — Canada	3,372	1,374	2,223
Change in deposits — International	5,404	(7,898)	3,133
Issue of subordinated debentures	—	—	1,500
Repayment of subordinated debentures	—	(149)	—
Issue of preferred shares	300	—	—
Issuance costs	(3)	—	—
Issue of common shares	41	16	49
Purchase of common shares for cancellation	(64)	(289)	(94)
Net sales (purchases) of treasury shares	6	(10)	(127)
Dividends paid	(344)	(344)	(309)
Dividends/distributions paid by subsidiaries to non-controlling interests	(52)	(8)	(51)
Change in obligations related to assets sold under repurchase agreements and securities lent	(8,505)	1,841	(500)
Change in obligations related to securities sold short	3,973	(1,246)	1,889
Change in short-term borrowings of subsidiaries	(657)	(472)	69

Net cash provided by (used in) financing activities	3,471	(7,185)	7,782

Effect of exchange rate changes on cash and due from banks	6	(19)	1

Net change in cash and due from banks	598	(2,488)	1,310
Cash and due from banks at beginning of period	3,711	6,199	2,887

Cash and due from banks at end of period	$4,309	$3,711	$4,197

Supplemental disclosure of cash flow information
Amount of interest paid in period	$2,471	$1,691	$1,867
Amount of income taxes paid in period	$640	$476	$1,553

26 ROYAL BANK OF CANADA FIRST QUARTER 2005	U.S. GAAP

Notes to the interim consolidated financial statements (unaudited) (All tabular amounts are in millions of Canadian dollars, except per share amounts)

These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and follow the same accounting policies and methods described in our audited consolidated financial statements for the year ended October 31, 2004, except as described below. Under U.S. GAAP, additional disclosures are required in annual financial statements and accordingly, these interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2004 and the accompanying notes included on pages 79 to 110 in our 2004 Annual Report. In the opinion of management, all adjustments necessary for a fair presentation of results for the period reported have been included. These adjustments consist only of normal recurring adjustments, except as otherwise disclosed. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Note 1:      Significant accounting policies

Nontraditional Long-Duration Contracts and Separate Accounts

Statement of Position 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts (SOP 03-1), issued by the American Institute of Certified Public Accountants, became effective for us on November 1, 2004. SOP 03-1 provides guidance on a number of issues, including separate account presentation, interest in separate account, gains and losses on the transfer of assets from the general account to separate accounts, liability valuation, returns based on a contractually referenced pool of assets or index, determining the significance of mortality and morbidity risk and classification of contracts that contain death or other insurance benefit features, accounting for contracts that contain death or other insurance benefit features, accounting for contracts that contain reinsurance and other similar contracts, accounting for annuitization benefits, sales inducements to contract holders, and disclosures. Although we had not fully implemented SOP 03-1 as at January 31, 2005, our preliminary assessment to date is that it will not have a significant impact on our financial statements. We expect to complete the implementation by the end of the second quarter.

Future accounting changes

Stock-based compensation

In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment (FAS 123R). FAS 123R is applicable for all interim or annual reporting periods beginning after June 15, 2005 and requires that compensation cost relating to share-based payment transactions be measured based on the fair value of the equity or liability instruments issued and recognized in financial statements. We are currently assessing the impact of adopting FAS 123R on our financial position and results of operations.

Note 2:      Business realignment charges

During the quarter, we continued to implement the cost-reduction initiatives that were approved by the Board of Directors on September 9, 2004 in connection with our business realignment. We expect the majority of these realignment initiatives to be completed during fiscal 2005 although certain lease obligations extend beyond that time. Changes to the employee-related, premises-related and other charges since October 31, 2004 are set out in the following table:

	Employee-	Premises-
	related	related	Other	Total
Business realignment charges	charges	charges	charges	charges

Realignment charges balance at October 31, 2004	$166	$13	$13	$192
Adjustments	2	—	—	2
Cash payments	(13)	(2)	(2)	(17)
Foreign exchange translation adjustment	1	—	—	1

Realignment charges balance at January 31, 2005	$156	$11	$11	$178

During the quarter, we closed 10 of RBC Mortgage Company’s (RBC Mortgage) branches and 11 of RBC Centura Banks’ branches. We had initially planned to close the Chicago headquarters of RBC Mortgage during this quarter and transfer the operations to our Houston office. This will be completed next quarter. We have included in our business realignment charges the fair value of the remaining future lease obligations, net of anticipated sublease revenues, for the premises that we have vacated but for which we remain the lessee. We have also expensed the lease cancellation payments for those locations for which we have legally extinguished our lease obligation. The carrying value of redundant assets in the closed premises has been included in premises-related costs. The other charges represent fees charged by a professional services firm for strategic and organizational advice provided to us with respect to the business realignment initiatives.

     At January 31, 2005, the business realignment charges to be paid in future periods were $178 million and are recorded in Other liabilities on the Consolidated balance sheet. The total business realignment charges for each segment are disclosed in Note 10. As at January 31, 2005, the majority of the premises-related costs pertain to U.S. and International Personal and Business while the other charges are recorded in Corporate Support. Approximately 1,660 employee positions were identified for termination as at October 31, 2004; 455 employees were severed by January 31, 2005.

Note 3:      Disposition

On December 31, 2004, we completed the sale of our subsidiary, Liberty Insurance Services Corporation (LIS) to IBM Corporation for cash. The gain on the sale, which has been reported in the Canadian Personal and Business segment net of LIS’s carrying value, was nominal.

Note 4:      Goodwill

Certain reporting units have changed as a result of the segment realignment effective November 1, 2004 and, therefore, we are in the process of testing our goodwill for potential impairment under our revised reporting unit structure. While we had not completed our analysis as at January 31, 2005, nothing has come to our attention to date that indicates that goodwill is impaired.

Note 5:      Securitizations

During the first quarter of 2005, we securitized $1,847 million ($1,077 million for the first quarter of 2004) of government guaranteed residential mortgage loans through the creation of mortgage-backed securities. We sold $1,300 million ($775 million for the first quarter of 2004) of those securities for net cash proceeds of $1,297 million ($769 million for the first quarter of 2004) and retained the rights to future excess interest of $51 million ($14 million for the first quarter of 2004) on the residential mortgages. Net of transaction costs, a pre-tax gain of $48 million ($8 million for the first quarter of 2004) on the sale of the securities was recognized in Securitization revenues. Mortgage-backed securities, created and unsold, remain on the Consolidated balance sheet and are classified as Available for sale securities.

Note 6:      Stock-based compensation

We adopted the fair value method of accounting recommended in FAS 123, Accounting for Stock-Based Compensation, prospectively for new awards granted after November 1, 2002. For awards granted before November 1, 2002, the pro forma effect of the fair value method is indicated in the following table:

	For the three months ended
	January 31	October 31	January 31
	2005	2004	2004

As reported:
Net income	$1,041	$504	$793
Earnings per share	1.61	0.77	1.20
Diluted earnings per share	1.58	0.76	1.18

Pro forma:
Net income	$1,036	$495	$784
Earnings per share	1.60	0.75	1.18
Diluted earnings per share	1.57	0.74	1.17

ROYAL BANK OF CANADA      FIRST QUARTER 2005      27

U.S. GAAP

Note 7:      Pension and other postretirement benefits

Pension benefit expense

	For the three months ended
	January 31	October 31	January 31
	2005	2004	2004

Service cost	$34	$35	$34
Interest cost	86	82	82
Expected return on plan assets	(82)	(80)	(78)
Amortization of transitional asset	(1)	(1)	—
Amortization of prior service cost	8	8	8
Amortization of net actuarial loss	23	21	21
Settlement loss	3	—	—

Defined benefit pension expense	71	65	67
Defined contribution pension expense	18	13	18

Pension benefit expense	$89	$78	$85

Other postretirement benefit expense

	For the three months ended
	January 31	October 31	January 31
	2005	2004	2004

Service cost	$12	$12	$12
Interest cost	24	22	23
Amortization of transitional obligation	4	4	4
Amortization of net actuarial loss	6	8	8
Amortization of prior service cost	—	1	—

Other postretirement benefit expense	$46	$47	$47

Employer’s contributions

For the three months ended January 31, 2005, we contributed $35 million to our defined benefit pension plans and $8 million to our other postretirement benefit plans.

Note 8:      Significant capital transactions

On January 31, 2005, we issued $300 million of Non-cumulative First Preferred Shares Series W at $25 per share. Holders are entitled to receive non-cumulative preferential quarterly dividends in the amount of $0.30625 per share, to yield 4.90% annually. Subject to regulatory approval, on or after February 24, 2010, we may redeem these shares in whole or in part at a declining premium. These shares will also be convertible to our common shares at our option on and after February 24, 2010 at 95% of the weighted average trading price of our common shares.

     On June 18, 2004, we announced the renewal of our normal course issuer bid to purchase, for cancellation, up to 25 million of our common shares through the facilities of the Toronto Stock Exchange. Under this bid, purchases may be made for a one-year period commencing on June 24, 2004. During the quarter, we repurchased 1,005,449 common shares at an average price of $63.24 and since the inception of the bid, we repurchased 7,418,367 common shares at an average price of $60.92.

Note 9:      Guarantees and contingencies

Guarantees

In the normal course of business, we enter into numerous agreements that may contain features that meet the definition of a guarantee as specified by FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45).

     During the quarter, we reassessed our securities lending transactions and concluded that certain securities lending agreements with security lender indemnification meet the definition of a guarantee under FIN 45. In securities lending transactions, we act as an agent for the owner of a security, who agrees to lend the security to a borrower for a fee, under the terms of a pre-arranged contract. The borrower must fully collateralize the security loan at all times. As part of this custodial business, an indemnification may be provided to security lending customers to ensure that the fair value of securities lent will be returned in the event that the borrower fails to return the borrowed securities and the collateral held is insufficient to cover the fair value of those securities. These indemnifications will normally terminate without being drawn upon. The maximum potential amount of future payments is the contractual amount before taking into consideration the possibility of recovery by means of realization of collateral held; therefore, the contractual amount is not indicative of future cash requirements. The term of these indemnifications varies, as the securities loaned are recallable on demand.

     The following table summarizes significant guarantees we have provided to third parties as at January 31, 2005. The maximum potential amount of future payments represents the maximum risk of loss if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged.

Maximum
potential amount
of future payments

Credit derivatives/written put options (1)	$37,105
Backstop liquidity facilities	25,378
Securities lending	25,359
Financial standby letters of credit/performance guarantees	14,041
Stable value products (1)	7,522
Credit enhancements	4,626
Mortgage loans sold with recourse	260

(1)	The notional amount of the contract approximates the maximum potential amount of future payments.

At January 31, 2005, we have accrued $264 million in our Consolidated balance sheet in respect of the above guarantees.

     Refer to Note 21 of our 2004 Annual Report for further information on the above guarantees and a description of our obligations under certain indemnification agreements. No amount has been accrued in the Consolidated balance sheet with respect to these indemnification agreements.

Enron litigation

Royal Bank of Canada and certain related entities are defendants in the adversary proceedings in the United States Bankruptcy Court, Southern District of New York, previously brought by Enron Corp. (and related debtor affiliates) along with numerous other financial institution defendants.

     Royal Bank of Canada and certain related entities are named as defendants in an action commenced by a putative class of purchasers of Enron publicly traded equity and debt securities between January 9, 1999 and November 27, 2001, entitled Regents of the University of California v. Royal Bank of Canada in the United States District Court, Southern District of Texas (Houston Division). This case has been consolidated with the lead action captioned Newby v. Enron Corp., which is the main consolidated putative Enron shareholder class action wherein similar claims have been made against numerous other financial institutions. In addition, Royal Bank of Canada and certain related entities have been named as defendants in Enron-related cases, which are filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. Royal Bank is also a third-party defendant in cases in which Enron’s accountants, Arthur Andersen LLP, filed third-party claims against a number of parties, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in these actions.

     It is not possible to predict the ultimate outcome of these lawsuits or the timing of their resolution. Management reviews the status of these matters on an ongoing basis and will exercise its judgment in resolving them in such manner as it believes to be in our best interests. We will defend ourselves vigorously in these cases. However, given the significant uncertainties surrounding the timing and outcome of this litigation, the large number of cases, the multiple defendants in many of them, the novel issues presented, the length of time before these cases will be resolved by settlement or through litigation, and the current difficult litigation environment, no provision for loss has been recorded in the interim consolidated financial statements as it is presently not possible to determine our ultimate exposure for these matters. Management believes the ultimate resolution of these lawsuits and other proceedings, while not likely to have a material adverse effect on our consolidated financial position, may be material to our operating results for any particular period.

Other

Various other legal proceedings are pending that challenge certain of our practices or actions. Management considers that the aggregate liability resulting from these other proceedings will not be material to our financial position or results of operations.

28 ROYAL BANK OF CANADA FIRST QUARTER 2005	U.S. GAAP

Note 10:      Results by business segment

	Canadian			U.S. and International
	Personal and Business			Personal and Business			Global Capital Markets
	Q1/05	Q4/04	Q1/04	Q1/05	Q4/04	Q1/04	Q1/05	Q4/04	Q1/04

Net interest income	$1,286	$1,243	$1,209	$277	$275	$266	$209	$262	$206
Non-interest income	1,505	1,455	1,320	479	416	475	843	688	768

Total revenues	2,791	2,698	2,529	756	691	741	1,052	950	974
Provision for (recovery of) credit losses	103	114	47	14	19	19	(2)	(28)	(84)
Insurance policyholder benefits, claims and acquisition expense	348	423	338	—	—	—	—	—	—
Non-interest expense	1,368	1,448	1,310	600	656	634	700	670	827
Business realignment charges	—	63	—	—	38	—	—	27	—
Goodwill impairment	—	—	—	—	130	—	—	—	—
Income taxes and non-controlling interest	314	198	256	42	(15)	24	101	80	39

Net income (loss)	$658	$452	$578	$100	$(137)	$64	$253	$201	$192

	Corporate Support			Total
	Q1/05	Q4/04	Q1/04	Q1/05	Q4/04	Q1/04

Net interest income	$(1)	$(31)	$(28)	$1,771	$1,749	$1,653
Non-interest income	61	90	(28)	2,888	2,649	2,535

Total revenues	60	59	(56)	4,659	4,398	4,188
Provision for (recovery of) credit losses	(7)	(8)	(10)	108	97	(28)
Insurance policyholder benefits, claims and acquisition expense	—	—	—	348	423	338
Non-interest expense	(7)	7	2	2,661	2,781	2,773
Business realignment charges	2	64	—	2	192	—
Goodwill impairment	—	—	—	—	130	—
Income taxes and non-controlling interest	42	8	(7)	499	271	312

Net income (loss)	$30	$(12)	$(41)	$1,041	$504	$793

Effective November 1, 2004, we reorganized our previous five business segments (RBC Banking, RBC Insurance, RBC Investments, RBC Capital Markets and RBC Global Services) into three (Canadian Personal and Business, U.S. and International Personal and Business, and Global Capital Markets). The Canadian Personal and Business segment consists of banking and investments in Canada, and our global insurance businesses. The U.S. and International Personal and Business segment consists of our banking and retail brokerage businesses in the U.S., banking in the Caribbean and Bahamas, and private banking internationally. The Global Capital Markets segment includes corporate, commercial and investment banking, securities custody and transaction processing. The fixed income business of RBC Dain Rauscher Corp., which was previously recorded in RBC Investments, is now recorded in Global Capital Markets. All other enterprise level activities that are not allocated to these three business segments are reported under our fourth segment, Corporate Support. Consolidation adjustments are also included in Corporate Support. The comparative results have been restated to conform with the new basis of segment presentation.

     The management reporting process measures the performance of our business segments based on our management structure and is not necessarily comparable with similar information for other financial services companies. We use a management reporting model that includes methodologies for funds transfer pricing, attribution of Economic Capital and cost transfers to measure business segment results. Operating revenues and expenses directly associated with each segment are included in the business segment results. Transfer pricing of funds and inter-segment transactions are generally at market rates. Overhead costs, indirect expenses and capital are attributed to the business segments based on allocation and risk-based methodologies. The capital attribution methodologies involve a number of assumptions and judgments, and directly impact other measures such as business return on equity and return on risk capital. We revised certain methodologies effective November 1, 2004, in conjunction with our new management-reporting model. All methodologies are periodically reviewed to ensure they remain valid.

ROYAL BANK OF CANADA     FIRST QUARTER 2005     29

INTERIM CONSOLIDATED FINANCIAL STATEMENTS  (unaudited)

CONSOLIDATED BALANCE SHEET (unaudited)	CANADIAN GAAP

	January 31	October 31	January 31
(C$ millions)	2005	2004(1)	2004(1)

Assets
Cash and due from banks	$4,309	$3,711	$4,197

Interest-bearing deposits with banks	6,814	6,267	4,809

Securities
Trading account (pledged — $19,524; $16,281 and $13,033)	99,248	89,322	95,009
Investment account	36,837	38,923	43,095
Loan substitute	675	701	312

	136,760	128,946	138,416

Assets purchased under reverse repurchase agreements and securities borrowed	39,260	48,317	41,817

Loans
Residential mortgage	84,201	84,170	78,575
Personal	37,753	36,848	32,852
Credit card	6,817	6,456	5,403
Business and government	49,757	47,258	50,483

	178,528	174,732	167,313
Allowance for loan losses	(1,638)	(1,644)	(1,846)

	176,890	173,088	165,467

Other
Customers’ liability under acceptances	5,960	6,184	5,693
Derivative-related amounts	36,907	38,891	38,350
Premises and equipment	1,784	1,756	1,753
Goodwill	4,428	4,369	4,754
Other intangibles	524	523	580
Other assets	14,594	17,144	11,920

	64,197	68,867	63,050

	$428,230	$429,196	$417,756

Liabilities and shareholders’ equity
Deposits
Personal	$114,691	$113,009	$109,116
Business and government	138,989	132,070	130,092
Bank	26,340	25,880	25,959

	280,020	270,959	265,167

Other
Acceptances	5,960	6,184	5,693
Obligations related to securities sold short	28,854	25,005	25,337
Obligations related to assets sold under repurchase agreements and securities lent	20,439	28,944	26,701
Derivative-related amounts	41,248	42,201	40,607
Insurance claims and policy benefit liabilities	7,334	6,838	5,243
Other liabilities	15,407	20,387	20,514

	119,242	129,559	124,095

Subordinated debentures	8,190	8,116	7,639

Trust capital securities	1,400	2,300	2,270

Preferred share liabilities	300	300	300

Non-controlling interest in subsidiaries	125	58	114

Shareholders’ equity
Preferred shares	832	532	532
Common shares (shares issued — 644,824,165; 644,747,812 and 655,962,800)	7,021	6,988	7,055
Additional paid-in capital	210	169	130
Retained earnings	12,628	12,065	11,734
Treasury shares (shares held — 5,093,966; 4,862,782 and 6,951,478)	(312)	(294)	(431)
Foreign currency translation adjustments	(1,426)	(1,556)	(849)

	18,953	17,904	18,171

	$428,230	$429,196	$417,756

(1)	Restated comparatives as a result of amendments to the definitions of liability and equity. See Note 1 to the interim consolidated financial statements.

30     ROYAL BANK OF CANADA     FIRST QUARTER 2005

CONSOLIDATED STATEMENT OF INCOME (unaudited)	CANADIAN GAAP

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2005	2004 (1)	2004 (1)

Interest income
Loans	$2,575	$2,435	$2,429
Securities	985	953	809
Assets purchased under reverse repurchase agreements and securities borrowed	240	184	167
Deposits with banks	53	43	19

	3,853	3,615	3,424

Interest expense
Deposits	1,494	1,365	1,279
Other liabilities	512	434	415
Subordinated debentures	108	111	103

	2,114	1,910	1,797

Net interest income	1,739	1,705	1,627

Non-interest income
Insurance premiums, investment and fee income	788	790	613
Trading revenues	428	309	426
Investment management and custodial fees	291	265	276
Securities brokerage commissions	282	260	324
Service charges	277	276	264
Underwriting and other advisory fees	276	217	212
Mutual fund revenues	225	218	202
Card service revenues	142	155	126
Foreign exchange revenues, other than trading	92	74	73
Securitization revenues	86	54	63
Credit fees	52	50	49
Mortgage banking revenues	47	14	2
Gain (loss) on sale of investment account securities	21	(26)	4
Other	82	239	56

Non-interest income	3,089	2,895	2,690

Total revenues	4,828	4,600	4,317

Provision for credit losses	108	97	(25)

Insurance policyholder benefits, claims and acquisition expense	582	589	452

Non-interest expense
Human resources	1,731	1,735	1,676
Equipment	233	250	221
Occupancy	185	207	181
Communications	158	191	153
Professional fees	116	151	97
Outsourced item processing	72	72	69
Amortization of other intangibles	16	16	16
Other	196	190	394

	2,707	2,812	2,807

Business realignment charges	2	192	—

Goodwill impairment	—	130	—

Net income before income taxes	1,429	780	1,083
Income taxes	442	255	293

Net income before non-controlling interest	987	525	790
Non-controlling interest in net income of subsidiaries	8	11	4

Net income	$979	$514	$786

Preferred dividends	8	7	7

Net income available to common shareholders	$971	$507	$779

Average number of common shares (in thousands)	638,681	642,117	650,044
Earnings per share (in dollars)	$1.52	$.79	$1.20
Average number of diluted common shares (in thousands)	649,118	650,805	658,738
Diluted earnings per share (in dollars)	$1.50	$.78	$1.18

Dividends per share (in dollars)	$.55	$.52	$.46

(1)	Restated comparatives as a result of amendments to the definitions of liability and equity. See Note 1 to the interim consolidated financial statements.

ROYAL BANK OF CANADA     FIRST QUARTER 2005     31

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)	CANADIAN GAAP

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2005	2004 (1)	2004 (1)

Preferred shares
Balance at beginning of period	$532	$532	$532
Issued	300	—	—

Balance at end of period	832	532	532

Common shares
Balance at beginning of period	6,988	7,023	7,018
Issued	44	17	53
Purchased for cancellation	(11)	(52)	(16)

Balance at end of period	7,021	6,988	7,055

Additional paid-in capital
Balance at beginning of period	169	167	85
Renounced stock appreciation rights, net of related income taxes	—	1	(1)
Stock-based compensation awards	(13)	14	12
Reclassified amounts	—	—	34
Initial adoption of AcG 15, Consolidation of Variable Interest Entities	54	—	—
Other	—	(13)	—

Balance at end of period	210	169	130

Retained earnings
Balance at beginning of period	12,065	12,128	11,333
Net income	979	514	786
Preferred share dividends	(8)	(7)	(7)
Common share dividends	(352)	(333)	(298)
Premium paid on common shares purchased for cancellation	(53)	(237)	(78)
Issuance costs, net of related income taxes	(3)	—	—
Cumulative effect of adopting AcG-17, Equity-Linked Deposit Contracts, net of related income taxes	—	—	(2)

Balance at end of period	12,628	12,065	11,734

Treasury shares
Balance at beginning of period	(294)	(284)	—
Reclassified amounts	—	—	(304)
Net sales (purchases)	36	(10)	(127)
Initial adoption of AcG 15, Consolidation of Variable Interest Entities	(54)	—	—

Balance at end of period	(312)	(294)	(431)

Foreign currency translation adjustments, net of related income taxes
Balance at beginning of period	(1,556)	(842)	(893)
Change in unrealized foreign currency translation gains and losses	419	(1,643)	265
Impact of hedging unrealized foreign currency translation gains and losses	(289)	929	(221)

Balance at end of period	(1,426)	(1,556)	(849)

Shareholders’ equity at end of period	$18,953	$17,904	$18,171

(1)	Restated comparatives as a result of amendments to the definitions of liability and equity. See Note 1 to the interim consolidated financial statements.

32     ROYAL BANK OF CANADA     FIRST QUARTER 2005

CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)	CANADIAN GAAP

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2005	2004 (1)	2004 (1)

Cash flows from operating activities
Net income	$979	$514	$786
Adjustments to determine net cash used in operating activities
Provision for credit losses	108	97	(25)
Depreciation	105	104	98
Business realignment charges	2	192	—
Business realignment payments	(17)	—	—
Deferred income taxes	(11)	10	(37)
Impairment of goodwill and amortization of other intangibles	16	146	16
Writedown of deferred issuance costs	—	—	25
Gain on sale of premises and equipment	(4)	(7)	(5)
Gain on loan securitizations	(48)	(14)	(10)
Loss on investment in certain associated companies	—	—	9
(Gain) loss on sale of investment account securities	(21)	26	(4)
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	496	46	(13)
Net change in accrued interest receivable and payable	(83)	(9)	(133)
Current income taxes	(192)	239	(1,376)
Derivative-related assets	1,984	(8,663)	(2,738)
Derivative-related liabilities	(953)	9,356	2,832
Trading account securities	(9,926)	1,580	(7,652)
Net change in brokers and dealers receivable and payable	784	(1,558)	1,071
Other	(2,128)	(4,084)	3,342

Net cash used in operating activities	(8,909)	(2,025)	(3,814)

Cash flows from investing activities
Change in interest-bearing deposits with banks	(547)	(928)	(2,862)
Change in loans, net of loan securitizations	(5,643)	(1,439)	(2,760)
Proceeds from loan securitizations	1,297	747	904
Proceeds from sale of investment account securities	9,213	5,399	4,260
Proceeds from maturity of investment account securities	5,632	16,733	8,344
Purchases of investment account securities	(12,191)	(15,179)	(14,319)
Change in loan substitute securities	26	(400)	13
Net acquisitions of premises and equipment	(134)	(100)	(181)
Change in assets purchased under reverse repurchase agreements and securities borrowed	9,057	577	2,070
Net cash provided by acquisition of subsidiaries	—	—	558

Net cash provided by (used in) investing activities	6,710	5,410	(3,973)

Cash flows from financing activities
Change in deposits	8,161	(6,533)	6,022
Issue of subordinated debentures	—	—	1,500
Repayment of subordinated debentures	—	(149)	—
Issue of preferred shares	300	—	—
Issuance costs	(3)	—	—
Issue of common shares	41	16	49
Purchase of common shares for cancellation	(64)	(289)	(94)
Net sales (purchases) of treasury shares	6	(10)	(127)
Dividends paid	(340)	(340)	(305)
Dividends/distributions paid by subsidiaries to non-controlling interests	(1)	(8)	—
Change in obligations related to assets sold under repurchase agreements and securities lent	(8,505)	1,841	(500)
Change in obligations related to securities sold short	3,849	90	2,482
Change in short-term borrowings of subsidiaries	(653)	(472)	69

Net cash provided by (used in) financing activities	2,791	(5,854)	9,096

Effect of exchange rate changes on cash and due from banks	6	(19)	1

Net change in cash and due from banks	598	(2,488)	1,310
Cash and due from banks at beginning of period	3,711	6,199	2,887

Cash and due from banks at end of period	$4,309	$3,711	$4,197

Supplemental disclosure of cash flow information
Amount of interest paid in period	$2,471	$1,691	$1,793
Amount of income taxes paid in period	$640	$476	$1,553

(1)	Restated comparatives as a result of amendments to the definitions of liability and equity. See Note 1 to the interim consolidated financial statements.

CANADIAN GAAP	ROYAL BANK OF CANADA FIRST QUARTER 2005 33

Notes to the interim consolidated financial statements (unaudited) (All tabular amounts are in millions of Canadian dollars, except per share amounts)

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and follow the same accounting policies and methods described in our audited consolidated financial statements for the year ended October 31, 2004, except as described below. Under Canadian GAAP, additional disclosures are required in annual financial statements and, accordingly, these interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2004 and the accompanying notes included on pages 79A to 114A in our 2004 Annual Report. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Note 1:     Significant accounting policies

Consolidation of Variable Interest Entities

On November 1, 2004 we adopted Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG 15), issued by the Canadian Institute of Chartered Accountants (CICA). AcG 15 is harmonized in all material respects with Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, and provides guidance for applying the consolidation principles in the CICA Handbook Section 1590, Subsidiaries, to those entities defined as variable interest entities (VIEs) and more commonly referred to as special purpose entities (SPEs). There was no material impact to the Consolidated balance sheet or Consolidated statement of income upon adoption. The following table provides information about unconsolidated VIEs in which we have a significant variable interest and VIEs that we consolidated under AcG 15. In addition, we deconsolidated a capital trust used to raise innovative Tier 1 capital of $900 million beginning this quarter as a result of adopting AcG 15. For prior periods presented, this $900 million is reflected as a liability within Trust capital securities in accordance with the retroactive application of certain revisions to CICA Handbook Section 3860, Financial Instruments — Disclosure and Presentation, discussed later in this note. As a result of the deconsolidation, the senior deposit note of the same amount that we issued to the trust is no longer considered inter-company and is reflected in Deposits on our Consolidated balance sheet beginning this quarter. Yield distributions of $13 million accruing to the holders of these instruments during the quarter are no longer included in Non-controlling interest in net income of subsidiaries, instead interest expense of a similar amount is recognized on the senior deposit note. These instruments continue to qualify as Tier 1 capital pursuant to an advisory from the Office of the Superintendent of Financial Institutions Canada (OSFI) grandfathering such treatment for existing instruments. The multi-seller conduits that we administer were restructured in 2004 and we did not consolidate them upon adopting AcG 15. Please refer to our 2004 Annual Report on pages 83A and 84A for more details.

		Maximum exposure
	Total assets as at	to loss as at
	January 31, 2005	January 31, 2005

VIEs in which we have a significant variable interest (1):
Multi-seller conduits we administer (2)	$28,268	$26,557
Third-party conduits	4,002	1,136
Structured finance VIEs	2,079	1,437
Investment funds	2,315	460
CDOs	1,054	20
Other	511	77

Consolidated VIEs (3), (4):
Structured finance VIEs	$1,433
Investment funds	913
Repackaging VIEs	686
Compensation vehicles	312
Other	238

(1)	The maximum exposure to loss resulting from our significant variable interest in these VIEs consists mostly of investments, loans, liquidity facilities and fair value of derivatives with them. We have recognized $2,008 million of this exposure on our Consolidated balance sheet.

(2)	Total assets represent maximum assets that may have to be purchased under purchase commitments outstanding as at January 31, 2005. Actual assets held by these conduits as at January 31, 2005, were $20,311 million.

(3)	Prior to adopting AcG 15, we either fully or proportionately consolidated most of these entities, with assets of $2,542 million as at January 31, 2005.

(4)	The assets supporting the obligations of these consolidated VIEs are as follows: deposits with banks of $13 million, securities of $2,121 million, loans of $942 million and other assets of $194 million. The compensation vehicles of $312 million hold our common shares.

Liabilities and equity

On November 1, 2004, we adopted the revisions to CICA Handbook Section 3860, Financial Instruments — Disclosure and Presentation, with retroactive restatement of prior period comparatives. These revisions require liability classification for financial instruments that are to be settled by a variable number of our common shares upon their conversion by the holder. As a result, we reclassified as liabilities on November 1, 2004, $300 million (October 31, 2004 — $300 million, January 31, 2004 — $300 million) of preferred shares previously included in Shareholders’ equity and $1,400 million (October 31, 2004 — $2,300 million, January 31, 2004 -$2,270 million) of trust capital securities previously included in Non-controlling interest in subsidiaries. Dividends and yield distributions on these instruments have been reclassified to Interest expense in our Consolidated statement of income. For the quarter ended January 31, 2005, this reclassification increased Interest expense by $28 million (quarter ended October 31, 2004 — $42 million, quarter ended January 31, 2004 — $42 million), decreased Non-controlling interest in net income of subsidiaries by $25 million (quarter ended October 31, 2004 — $38 million, quarter ended January 31, 2004 — $38 million), and decreased Preferred share dividends by $3 million (quarter ended October 31, 2004 — $4 million, quarter ended January 31, 2004 — $4 million). Net income available to common shareholders and earnings per share were not impacted by these reclassifications. These instruments continue to qualify as Tier 1 capital pursuant to an OSFI advisory that grandfathers such treatment for existing instruments.

Trade date accounting

During the first quarter of 2004, we changed from settlement date accounting to trade date accounting for Securities in response to the issuance of CICA Handbook Section 1100, Generally Accepted Accounting Principles. We reconsidered this decision in the fourth quarter of 2004 and decided to present our Consolidated balance sheet using settlement date accounting, as we had done prior to November 1, 2003. This decision was made partly in response to the issuance of a re-exposure draft of CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement, which has since been finalized in January 2005 as noted below, and which permits either method of accounting with no indication that either method is preferred. Comparative information presented in these financial statements for the first quarter of 2004 has been restated to reflect this change. This change to settlement date accounting decreased Other assets by $1,221 million and Other liabilities by $625 million and increased Securities by $596 million as at January 31, 2004.

Asset retirement obligations

The CICA issued Handbook Section 3110, Asset Retirement Obligations (Section 3110), which requires that a liability for an asset retirement obligation related to a long-lived asset should be recognized in the period in which it is incurred and can be reasonably estimated. The asset retirement obligations should be recorded at fair value. The standard was effective for us on November 1, 2004. We are currently assessing the impact of Section 3110 on our financial position and results of operations.

Future accounting changes

Financial instruments

On January 27, 2005, the CICA issued three new accounting standards: Financial Instruments — Recognition and Measurement, Hedges and Comprehensive Income. These standards will increase harmonization with U.S. accounting standards.

     Financial assets will be classified as either Held to maturity, Loans and receivable, Held for trading or Available for sale. Held to maturity classification will be restricted to fixed maturity instruments that we intend and are able to hold to maturity. Loans and receivables and Held to maturity investments will be accounted for at amortized cost. In addition to the securities acquired for selling in the near term, Held for trading classification will be permitted for any financial instrument on its initial recognition. Held for trading instruments will be accounted for at fair value with realized and unrealized gains and losses reported in Net income. The remaining financial assets will be classified as Available for sale. These will be measured at fair value with unrealized gains and losses, not affecting net income, but reported in a new category in Shareholders’ equity called Other comprehensive income.

     Derivatives will be classified as Held for trading unless designated as hedging instruments. All derivatives, including embedded derivatives that are not clearly and closely related to the host contract, will be measured at fair value. For derivatives that hedge the changes in fair value of an asset or liability, changes in the derivatives’ fair value will be reported in net income and substantially offset by changes in the fair value of the hedged asset or liability attributable to the risk being hedged. For derivatives that hedge variability in cash flows, the effective portion of the changes in the derivatives’ fair value will be initially recognized in the new category, Other comprehensive income and the ineffectiveness will be recorded in Net income. These amounts recorded in Other comprehensive income will subsequently be reclassified to Net income in the periods Net income is affected by the variability in the cash flows of the hedged item.

     Other comprehensive income will be a new category in Shareholders’ equity including, in addition to the items mentioned above, unrealized foreign currency translation gains and losses, net of hedging activities.

     The standards will be effective for us November 1, 2006. We are currently in the process of assessing the impact on our financial position, results of operations and cash flows.

34 ROYAL BANK OF CANADA FIRST QUARTER 2005	CANADIAN GAAP

Note 2:     Business realignment charges

     During the quarter, we continued to implement the cost-reduction initiatives that were approved by the Board of Directors on September 9, 2004 in connection with our business realignment. We expect the majority of these realignment initiatives to be completed during fiscal 2005 although certain lease obligations extend beyond that time. Changes to the employee-related, premises-related and other charges since October 31, 2004 are set out in the following table:

	Employee-	Premises-
	related	related	Other	Total
Business realignment charges	charges	charges	charges	charges

Realignment charges balance at October 31, 2004	$166	$13	$13	$192
Adjustments	2	—	—	2
Cash payments	(13)	(2)	(2)	(17)
Foreign exchange translation adjustment	1	—	—	1

Realignment charges balance at January 31, 2005	$156	$11	$11	$178

During the quarter, we closed 10 of RBC Mortgage Company’s (RBC Mortgage) branches and 11 of RBC Centura Banks’ branches. We had initially planned to close the Chicago headquarters of RBC Mortgage during this quarter and transfer the operations to our Houston office. This will be completed next quarter. We have included in our business realignment charges the fair value of the remaining future lease obligations, net of anticipated sublease revenues, for the premises that we have vacated but for which we remain the lessee. We have also expensed the lease cancellation payments for those locations for which we have legally extinguished our lease obligation. The carrying value of redundant assets in the closed premises has been included in premises-related costs. The other charges represent fees charged by a professional services firm for strategic and organizational advice provided to us with respect to the business realignment initiatives.

     At January 31, 2005, the business realignment charges to be paid in future periods were $178 million and are recorded in Other liabilities on the Consolidated balance sheet. The total business realignment charges for each segment are disclosed in Note 10. As at January 31, 2005, the majority of the premises-related costs pertain to U.S. and International Personal and Business while the other charges are recorded in Corporate Support. Approximately 1,660 employee positions were identified for termination as at October 31, 2004; 455 employees were severed by January 31, 2005.

Note 3:     Disposition

On December 31, 2004, we completed the sale of our subsidiary, Liberty Insurance Services Corporation (LIS) to IBM Corporation for cash. The gain on the sale, which has been reported in the Canadian Personal and Business segment net of LIS’s carrying value, was nominal.

Note 4:     Goodwill

Certain reporting units have changed as a result of the segment realignment effective November 1, 2004 and, therefore, we are in the process of testing our goodwill for potential impairment under our revised reporting unit structure. While we had not completed our analysis as at January 31, 2005, nothing has come to our attention to date that indicates that goodwill is impaired.

Note 5:     Securitizations

During the first quarter of 2005, we securitized $1,847 million ($1,077 million for the first quarter of 2004) of government guaranteed residential mortgage loans through the creation of mortgage-backed securities. We sold $1,300 million ($775 million for the first quarter of 2004) of those securities for net cash proceeds of $1,297 million ($769 million for the first quarter of 2004) and retained the rights to future excess interest of $51 million ($14 million for the first quarter of 2004) on the residential mortgages. Net of transaction costs, a pre-tax gain of $48 million ($8 million for the first quarter of 2004) on the sale of the securities was recognized in Securitization revenues. Mortgage-backed securities, created and unsold, remain on the Consolidated balance sheet and are classified as Investment account securities.

Note 6:     Stock-based compensation

We adopted the fair value method of accounting recommended by the CICA in Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, prospectively for new awards granted after November 1, 2002. For awards granted before November 1, 2002, the pro forma effect of the fair value method is indicated in the following table:

	For the three months ended
	January 31	October 31	January 31
	2005	2004	2004

As reported:
Net income (1)	$979	$514	$786
Earnings per share	1.52	0.79	1.20
Diluted earnings per share	1.50	0.78	1.18

Pro forma:
Net income (1)	$974	$506	$778
Earnings per share	1.51	0.78	1.18
Diluted earnings per share	1.49	0.77	1.17

(1)	Net income for prior periods presented is restated as a result of amendments to the definitions of liability and equity. See Note 1.

Note 7:     Pension and other postretirement benefits

	For the three months ended
	January 31	October 31	January 31
	2005	2004	2004
Pension benefit expense	$89	$78	$85
Other postretirement benefit expense	$46	$47	$47

Note 8:     Significant capital transactions

On January 31, 2005, we issued $300 million of Non-cumulative First Preferred Shares Series W at $25 per share. Holders are entitled to receive non-cumulative preferential quarterly dividends in the amount of $0.30625 per share, to yield 4.90% annually. Subject to regulatory approval, on or after February 24, 2010, we may redeem these shares in whole or in part at a declining premium. These shares will also be convertible to our common shares at our option on and after February 24, 2010 at 95% of the weighted average trading price of our common shares.

     On June 18, 2004, we announced the renewal of our normal course issuer bid to purchase, for cancellation, up to 25 million of our common shares through the facilities of the Toronto Stock Exchange. Under this bid, purchases may be made for a one-year period commencing on June 24, 2004. During the quarter, we repurchased 1,005,449 common shares at an average price of $63.24 and since the inception of the bid, we repurchased 7,418,367 common shares at an average price of $60.92.

CANADIAN GAAP	ROYAL BANK OF CANADA FIRST QUARTER 2005 35

Note 9:      Guarantees and contingencies

Guarantees

In the normal course of business, we enter into numerous agreements that may contain features that meet the definition of a guarantee pursuant to CICA Accounting Guideline 14, Disclosure of Guarantees (AcG 14).

     During the quarter, we reassessed our securities lending transactions and concluded that certain securities lending agreements with security lender indemnification meet the definition of a guarantee under AcG 14. In securities lending transactions, we act as an agent for the owner of a security, who agrees to lend the security to a borrower for a fee, under the terms of a pre-arranged contract. The borrower must fully collateralize the security loan at all times. As part of this custodial business, an indemnification may be provided to security lending customers to ensure that the fair value of securities lent will be returned in the event that the borrower fails to return the borrowed securities and the collateral held is insufficient to cover the fair value of those securities. These indemnifications will normally terminate without being drawn upon. The maximum potential amount of future payments is the contractual amount before taking into consideration the possibility of recovery by means of realization of collateral held; therefore, the contractual amount is not indicative of future cash requirements. The term of these indemnifications varies, as the securities loaned are recallable on demand.

     The following table summarizes significant guarantees we have provided to third parties as at January 31, 2005. The maximum potential amount of future payments represents the maximum risk of loss if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged.

Maximum potential amount
of future payments

Credit derivatives/written put options (1)	$37,105
Backstop liquidity facilities	25,378
Securities lending	25,359
Financial standby letters of credit/performance guarantees	14,041
Stable value products (1)	7,522
Credit enhancements	4,626
Mortgage loans sold with recourse	260

(1)	The notional amount of the contract approximates the maximum potential amount of future payments.

Refer to Note 20 of our 2004 Annual Report for further information on the above guarantees and a description of our obligations under certain indemnification agreements.

Enron litigation

Royal Bank of Canada and certain related entities are defendants in the adversary proceedings in the United States Bankruptcy Court, Southern District of New York, previously brought by Enron Corp. (and related debtor affiliates) along with numerous other financial institution defendants.

     Royal Bank of Canada and certain related entities are named as defendants in an action commenced by a putative class of purchasers of Enron publicly traded equity and debt securities between January 9, 1999 and November 27, 2001, entitled Regents of the University of California v. Royal Bank of Canada in the United States District Court, Southern District of Texas (Houston Division). This case has been consolidated with the lead action captioned Newby v. Enron Corp., which is the main consolidated putative Enron shareholder class action wherein similar claims have been made against numerous other financial institutions. In addition, Royal Bank of Canada and certain related entities have been named as defendants in Enron-related cases, which are filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. Royal Bank is also a third-party defendant in cases in which Enron’s accountants, Arthur Andersen LLP, filed third-party claims against a number of parties, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in these actions.

     It is not possible to predict the ultimate outcome of these lawsuits or the timing of their resolution. Management reviews the status of these matters on an ongoing basis and will exercise its judgment in resolving them in such manner as it believes to be in our best interests. We will defend ourselves vigorously in these cases. However, given the significant uncertainties surrounding the timing and outcome of this litigation, the large number of cases, the multiple defendants in many of them, the novel issues presented, the length of time before these cases will be resolved by settlement or through litigation, and the current difficult litigation environment, no provision for loss has been recorded in the interim consolidated financial statements as it is presently not possible to determine our ultimate exposure for these matters. Management believes the ultimate resolution of these lawsuits and other proceedings, while not likely to have a material adverse effect on our consolidated financial position, may be material to our operating results for any particular period.

Other

Various other legal proceedings are pending that challenge certain of our practices or actions. Management considers that the aggregate liability resulting from these other proceedings will not be material to our financial position or results of operations.

Note 10:      Results by business segment

	Canadian			U.S. and International
	Personal and Business			Personal and Business			Global Capital Markets
	Q1/05	Q4/04	Q1/04	Q1/05	Q4/04	Q1/04	Q1/05	Q4/04	Q1/04

Net interest income	$1,286	$1,243	$1,209	$277	$275	$266	$209	$252	$206
Non-interest income	1,708	1,662	1,469	475	424	474	851	698	748

Total revenues	2,994	2,905	2,678	752	699	740	1,060	950	954
Provision for (recovery of) credit losses	103	114	47	14	19	19	(2)	(28)	(81)
Insurance policyholder benefits, claims and acquisition expense	582	589	452	—	—	—	—	—	—
Non-interest expense	1,415	1,488	1,345	599	656	634	700	662	827
Business realignment charges	—	63	—	—	38	—	—	27	—
Goodwill impairment	—	—	—	—	130	—	—	—	—
Income taxes and non-controlling interest	291	202	259	41	(11)	25	105	81	31

Net income (loss)	$603	$449	$575	$98	$(133)	$62	$257	$208	$177

	Corporate Support			Total
	Q1/05	Q4/04	Q1/04	Q1/05	Q4/04	Q1/04

Net interest income	$(33)	$(65)	$(54)	$1,739	$1,705	$1,627
Non-interest income	55	111	(1)	3,089	2,895	2,690

Total revenues	22	46	(55)	4,828	4,600	4,317
Provision for (recovery of) credit losses	(7)	(8)	(10)	108	97	(25)
Insurance policyholder benefits, claims and acquisition expense	—	—	—	582	589	452
Non-interest expense	(7)	6	1	2,707	2,812	2,807
Business realignment charges	2	64	—	2	192	—
Goodwill impairment	—	—	—	—	130	—
Income taxes and non-controlling interest	13	(6)	(18)	450	266	297

Net income (loss)	$21	$(10)	$(28)	$979	$514	$786

36 ROYAL BANK OF CANADA FIRST QUARTER 2005	CANADIAN GAAP

Effective November 1, 2004, we reorganized our previous five business segments (RBC Banking, RBC Insurance, RBC Investments, RBC Capital Markets and RBC Global Services) into three (Canadian Personal and Business, U.S. and International Personal and Business, and Global Capital Markets). The Canadian Personal and Business segment consists of banking and investments in Canada, and our global insurance businesses. The U.S. and International Personal and Business segment consists of our banking and retail brokerage businesses in the U.S., banking in the Caribbean and Bahamas, and private banking internationally. The Global Capital Markets segment includes corporate, commercial and investment banking, securities custody and transaction processing. The fixed income business of RBC Dain Rauscher Corp., which was previously recorded in RBC Investments, is now recorded in Global Capital Markets. All other enterprise level activities that are not allocated to these three business segments are reported under our fourth segment, Corporate Support. Consolidation adjustments are also included in Corporate Support. The comparative results have been restated to conform with the new basis of segment presentation.

     The management reporting process measures the performance of our business segments based on our management structure and is not necessarily comparable with similar information for other financial services companies. We use a management reporting model that includes methodologies for funds transfer pricing, attribution of Economic Capital and cost transfers to measure business segment results. Operating revenues and expenses directly associated with each segment are included in the business segment results. Transfer pricing of funds and inter-segment transactions are generally at market rates. Overhead costs, indirect expenses and capital are attributed to the business segments based on allocation and risk-based methodologies. The capital attribution methodologies involve a number of assumptions and judgments, and directly impact other measures such as business return on equity and return on risk capital. We revised certain methodologies effective November 1, 2004, in conjunction with our new management-reporting model. All methodologies are periodically reviewed to ensure they remain valid.

Note 11:      Reconciliation of the application of Canadian and United States generally accepted accounting principles

The consolidated financial statements are prepared in accordance with Subsection 308 of the Bank Act (Canada), which states that except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with Canadian generally accepted accounting principles (GAAP). Material differences between Canadian and United States GAAP are described below.

Condensed consolidated balance sheets

	As at January 31			As at October 31			As at January 31
	2005			2004			2004
	Canadian		U.S.	Canadian		U.S.	Canadian		U.S.
	GAAP	Differences	GAAP	GAAP	Differences	GAAP	GAAP	Differences	GAAP

Assets
Cash and due from banks	$4,309	$—	$4,309	$3,711	$—	$3,711	$4,197	$—	$4,197
Interest-bearing deposits with banks	6,814	(34)	6,780	6,267	16	6,283	4,809	18	4,827
Securities
Trading account	99,248	(621)	98,627	89,322	(1,687)	87,635	95,009	(917)	94,092
Investment account	36,837	(36,837)	—	38,923	(38,923)	—	43,095	(43,095)	—
Loan substitute	675	(675)	—	701	(701)	—	312	(312)	—
Available for sale	—	37,921	37,921	—	39,861	39,861	—	43,771	43,771
Assets purchased under reverse repurchase agreements and securities borrowed	39,260	—	39,260	48,317	—	48,317	41,817	—	41,817
Loans (net of allowance for loan losses)	176,890	985	177,875	173,088	967	174,055	165,467	8,688	174,155
Other
Customers’ liability under acceptances	5,960	—	5,960	6,184	—	6,184	5,693	—	5,693
Derivative-related amounts	36,907	1,285	38,192	38,891	1,190	40,081	38,350	1,257	39,607
Premises and equipment	1,784	(25)	1,759	1,756	(25)	1,731	1,753	(19)	1,734
Goodwill	4,428	45	4,473	4,369	47	4,416	4,754	46	4,800
Other intangibles	524	—	524	523	—	523	580	—	580
Reinsurance recoverables	—	1,687	1,687	—	1,701	1,701	—	1,909	1,909
Separate account assets	—	107	107	—	120	120	—	183	183
Other assets	14,594	20,250	34,844	17,144	15,920	33,064	11,920	13,159	25,079

	$428,230	$24,088	$452,318	$429,196	$18,486	$447,682	$417,756	$24,688	$442,444

Liabilities and shareholders’ equity
Deposits	$280,020	$331	$280,351	$270,959	$616	$271,575	$265,167	$707	$65,874
Other
Acceptances	5,960	—	5,960	6,184	—	6,184	5,693	—	5,693
Obligations related to securities sold short	28,854	(1,066)	27,788	25,005	(1,190)	23,815	25,337	(705)	24,632
Obligations related to assets sold under repurchase agreements and securities lent	20,439	—	20,439	28,944	—	28,944	26,701	—	26,701
Derivative-related amounts	41,248	788	42,036	42,201	669	42,870	40,607	984	41,591
Insurance claims and policy benefit liabilities	7,334	2,445	9,779	6,838	2,514	9,352	5,243	1,992	7,235
Separate account liabilities	—	107	107	—	120	120	—	183	183
Other liabilities	15,407	20,819	36,226	20,387	16,014	36,401	20,514	22,314	42,828
Subordinated debentures	8,190	430	8,620	8,116	406	8,522	7,639	392	8,031
Trust capital securities	1,400	(1,400)	—	2,300	(2,300)	—	2,270	(2,270)	—
Preferred share liabilities	300	(300)	—	300	(300)	—	300	(300)	—
Non-controlling interest in subsidiaries	125	1,400	1,525	58	1,466	1,524	114	1,379	1,493
Shareholders’ equity	18,953	534	19,487	17,904	471	18,375	18,171	12	18,183

	$428,230	$24,088	$452,318	$429,196	$18,486	$447,682	$417,756	$24,688	$442,444

CANADIAN GAAP	ROYAL BANK OF CANADA FIRST QUARTER 2005 37

Condensed consolidated statements of income

	For the three months ended
	January 31	October 31	January 31
	2005	2004	2004

Net income, Canadian GAAP	$979	$514	$786
Differences:
Net interest income
Derivative instruments and hedging activities (1)	4	5	(2)
Variable interest entities (2)	—	(3)	(14)
Liabilities and equity (9)	28	42	42
Non-interest income
Insurance accounting (4)	(166)	(169)	(115)
Derivative instruments and hedging activities (1)	4	(34)	4
Reclassification of securities (5)	—	—	3
Variable interest entities (2)	—	—	1
Limited partnerships (6)	(2)	4	(15)
Joint ventures (3)	(37)	(39)	(33)
Other (10)	—	(8)	—
Provision for credit losses
Reclassification of securities (5)	—	—	3
Insurance policyholder benefits, claims and acquisition expense
Insurance accounting (4)	234	166	114
Non-interest expense
Stock appreciation rights (7)	—	2	(1)
Insurance accounting (4)	17	10	9
Joint ventures (3)	29	30	26
Variable interest entities (2)	—	(10)	—
Other (10)	—	(1)	—
Income taxes and net difference in income taxes due to the above items (8)	(24)	20	11
Non-controlling interest in net income of subsidiaries
Variable interest entities (2)	—	13	12
Liabilities and equity (9)	(25)	(38)	(38)

Net income, U.S. GAAP	$1,041	$504	$793

Earnings per share (11)	$1.61	$0.77	$1.20
Diluted earnings per share (11)	$1.58	$0.76	$1.18

For a complete discussion of U.S. and Canadian GAAP differences see Note 26 on pages 111A to 114A of our 2004 Annual Report.

Significant statement of income reconciling items

(1)	Derivative instruments and hedging activities

Recording derivatives and hedging activities in accordance with U.S. GAAP would increase Net income by $5 million for the three months ended January 31, 2005. It would also increase Loans by $43 million, Other assets by $1,088 million, Deposits by $133 million, Other liabilities by $708 million and Subordinated debentures by $430 million, and would decrease Interest-bearing deposits with banks by $34 million and Shareholders’ equity by $174 million as at January 31, 2005.

(2)	Variable interest entities

With the adoption of Accounting Guideline 15, Consolidation of Variable Interest Entities on November 1, 2004, the treatment of VIEs is consistent in all material respects with FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities under U.S. GAAP.

(3)	Joint ventures

Accounting for investments in joint ventures under U.S. GAAP would decrease Other assets and Other liabilities by $93 million as at January 31, 2005, but would have no impact on Net income.

(4)	Insurance accounting

The application of U.S. GAAP would increase Net income by $55 million for the three months ended January 31, 2005. It would also increase Other assets by $2,637 million, Other liabilities by $2,498 million and Shareholders’ equity by $139 million as at January 31, 2005.

(5)	Reclassification of securities

Classifying Securities in accordance with U.S. GAAP would have no impact on Net income for the three months ended January 31, 2005. It would increase Securities by $488 million, Shareholders’ equity by $313 million and decrease Other assets by $175 million as at January 31, 2005.

(6)	Limited partnerships

Applying the equity method under U.S. GAAP would decrease Net income by $1 million for the three months ended January 31, 2005. It would also increase Other assets by $99 million, and would decrease Securities by $107 million and Shareholders’ equity by $8 million as at January 31, 2005.

(7)	Stock appreciation rights

Recording compensation expense in accordance with U.S. GAAP would have no impact on Net income for the three months ended January 31, 2005. It would increase Shareholders’ equity by $16 million, and would decrease Other assets by $10 million and Other liabilities by $26 million as at January 31, 2005.

(8)	Income taxes

In addition to the tax impact of the differences outlined in the Significant statement of income reconciling items, under U.S. GAAP, the effects of changes in tax rates on deferred income taxes are recorded when the tax rate change has been passed into law. Under Canadian GAAP, these effects are recorded when the tax rate changed has been substantively enacted.

(9)	Liabilities and equity

As discussed in Note 1, we adopted the revisions to CICA Handbook Section 3860, Financial Instruments: Disclosure and Presentation, this quarter under Canadian GAAP with retroactive restatement of prior period comparatives. These revisions require liability classification for financial instruments that can be settled by a variable number of our common shares upon their conversion by the holder. As a result, we reclassified certain preferred shares and Non-controlling interest in subsidiaries as liabilities. Dividends and yield distributions on these instruments have been reclassified to Interest expense in our Consolidated statement of income. There was no corresponding change in U.S. GAAP where these instruments continue to be reported as preferred shares in Shareholders’ equity and as Non-controlling interest in subsidiaries. Removing the effects of these changes increased U.S. GAAP net income by $3 million for the quarter ended January 31, 2005. It increased Shareholders’ equity and Non-controlling interest in subsidiaries by $300 million and $1,400 million, respectively, and reduced Preferred share liabilities and Trust capital securities by $300 million and $1,400 million, respectively, as at January 31, 2005.

(10)	Other

Other differences between U.S. and Canadian GAAP relate to guarantees, loan commitments and other minor items. The net of these items would have no impact on Net income for the three months ended January 31, 2005. However, it would decrease Securities by $22 million, increase Other assets by $122 million, Other liabilities by $85 million and Shareholders’ equity by $15 million as at January 31, 2005.

(11)	Two-class method of calculating earnings per share

When calculating earnings per share under U.S. GAAP we are required to give effect to securities or other instruments or contracts that entitle their holders to participate in undistributed earnings when such entitlement is nondiscretionary and objectively determinable. The impact of this calculation reduced U.S. GAAP basic and diluted earnings per share for the quarter ended January 31, 2005 by less than one cent.

Significant balance sheet reconciling items

Additional pension obligation

Recording an additional pension obligation in accordance with U.S. GAAP would increase Other assets by $35 million and Other liabilities by $102 million, and would decrease Shareholders’ equity by $67 million as at January 31, 2005.

Trade date accounting

The application of trade date accounting to our Consolidated balance sheet would increase Other assets by $10,076 million and Other liabilities by $9,299 million, and would decrease Securities by $777 million as at January 31, 2005.

Non-cash collateral

Accounting for non-cash collateral under U.S. GAAP would increase Other assets and Other liabilities by $9,570 million as at January 31, 2005.

Right of offset

Canadian GAAP requires net presentation of assets and liabilities that are subject to a legal right of offset where we intend to settle these assets and liabilities either on a net basis or simultaneously. In addition to these criteria, under U.S. GAAP, the assets and liabilities must pertain to the same party. Application of U.S. GAAP would increase Securities by $206 million and Loans by $942 million. It would also increase Deposits by $198 million and Other liabilities by $950 million as at January 31, 2005.

38      ROYAL BANK OF CANADA      FIRST QUARTER 2005

SHAREHOLDER INFORMATION

Corporate headquarters

Street address:
Royal Bank of Canada
200 Bay Street
Toronto, Ontario, Canada
Tel: (416) 974-5151
Fax: (416) 955-7800

Mailing address:
P.O. Box 1
Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J5

website: rbc.com

Transfer Agent and Registrar

Main Agent
Computershare Trust Company of Canada

Street address:
1500 University Street
Suite 700
Montreal, Quebec
Canada H3A 3S8
Tel: (514) 982-7888, or
1-866-586-7635
Fax: (514) 982-7635

Mailing address:
P.O. Box 1570, Station “B”
Montreal, Quebec
Canada H3B 3L2

website: computershare.com

Co-Transfer Agent (U.S.)

The Bank of New York
101 Barclay Street
New York, New York
U.S. 10286

Co-Transfer Agent (United Kingdom)

Computershare Services PLC
Securities Services — Registrars
P.O. Box No. 82, The Pavilions,
Bridgwater Road, Bristol
BS99 7NH England

Stock exchange listings
(Symbol: RY)

Common shares are listed on:
Canada
Toronto Stock Exchange (TSX)
U.S.
New York Stock Exchange (NYSE)
Switzerland
Swiss Exchange (SWX)

All preferred shares are listed on the Toronto Stock Exchange.

Valuation Day price

For capital gains purposes, the Valuation Day (December 22, 1971) cost base for the bank’s common shares is $7.38 per share. This amount has been adjusted to reflect the two-for-one share split of March 1981 and the two-for-one share split of February 1990. The one-for-one share dividend paid in October 2000 did not affect the Valuation Day value for the bank’s common shares.

Shareholder contact

For information about stock transfers, address changes, dividends, lost stock certificates, tax forms, estate transfers, contact:
Computershare Trust Company of Canada
1500 University Street,
Suite 700
Montreal, Quebec
Canada H3A 3S8
Tel: (514) 982-7888 or
1-866-586-7635

For other shareholder inquiries, contact:

Investor Relations
Royal Bank of Canada
123 Front Street West,
6th Floor
Toronto, Ontario
Canada M5J 2M2
Tel: (416) 955-7806
or visit our website at: rbc.com/investorrelations

2005 quarterly earnings release dates

First quarter	Feb. 25
Second quarter	May 27
Third quarter	Aug. 26
Fourth quarter	Dec. 9

Direct deposit service

Shareholders in Canada and the U.S. may have their dividends deposited by electronic funds transfer. To arrange for this service, please contact Computershare Trust Company of Canada at their mailing address.

Dividend Reinvestment Plan

The Bank’s Dividend Reinvestment Plan provides its registered common shareholders residing in Canada and the United States with the means to purchase additional common shares of the bank through the automatic reinvestment of their cash dividends.

For more information on participation in the Dividend Reinvestment Plan, please contact our Plan Agent:

Computershare Investor Services, Inc.
Attn: Dividend Reinvestment Dept.
100 University Ave., 9th Floor
Toronto, Ontario M5J 2Y1
Tel: 1-866-586-7635 (Canada and U.S.)
(514) 982-7888
Fax: (416) 263-9394 or
1-888-453-0330
e-mail: service@computershare.com

Institutional investors, brokers and security analysts

For financial information inquiries,
contact: Senior Vice-President,
Investor Relations
Royal Bank of Canada
123 Front Street West
6th Floor
Toronto, Ontario
Canada M5J 2M2
Tel: (416) 955-7803
Fax: (416) 955-7800

Common share repurchases

The bank is engaged in a normal course issuer bid through the facilities of the Toronto Stock Exchange. During the one-year period ending June 23, 2005, the bank may repurchase up to 25 million shares in the open market at market prices. The amount and timing of the purchases are to be determined by the bank.

A copy of the bank’s Notice of Intention to file a normal course issuer bid may be obtained, without charge, by contacting the Secretary of the bank at the bank’s Toronto mailing address.

Dividend dates for 2005

Subject to approval by the Board of Directors.

	Record dates	Payment dates

Common and preferred shares series N, O, P and S	Jan. 26 Apr. 25	Feb. 24 May 24
	Jul. 26	Aug. 24
	Oct. 25	Nov. 23
Preferred shares series W	Apr. 25	May 24
	Jul. 26	Aug. 24
	Oct. 25	Nov. 23

Credit ratings

(as at February 25, 2005)	Short-term debt	Senior long-term debt

Moody’s Investors Service	P-1	Aa2
Standard & Poor’s	A-1+	AA-
Fitch Ratings	F1+	AA
Dominion Bond Rating Service	R-1(middle)	AA(low)